UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

VIASYS HEALTHCARE INC.

(Name of Subject Company)

VIASYS HEALTHCARE INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92553Q209

(CUSIP Number of Class of Securities)

Matthew M. Bennett

Executive Vice President, Legal, Business Development

and Regulatory and Quality Affairs, and Secretary

VIASYS Healthcare Inc.

227 Washington Street, Suite 200

Conshohocken, Pennsylvania 19428

(610) 862-0800

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person Filing Statement)

With a Copy to:

Timothy Maxwell

Brian C. Miner

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103-2921

(215) 963-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

ITEM 1. SUBJECT COMPANY INFORMATION

(a) Name and Address. The name of the subject company is VIASYS Healthcare Inc., a Delaware corporation (“VIASYS” or the “Company”). The address of the principal executive offices of the Company is 227 Washington Street, Suite 200, Conshohocken, Pennsylvania 19428, and the Company’s telephone number is (610) 862-0800.

(b) Securities. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this “Schedule”) relates is the common stock, par value $0.01 per share, of the Company (the “Common Stock” or “Shares”). As of the close of business on May 8, 2007, there were 33,340,002 shares of Common Stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address. The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1(a) above.

(b) Tender Offer. This Schedule relates to a tender offer by Eagle Merger Corp. (“Offeror”), a Delaware corporation and a wholly owned subsidiary of Cardinal Health, Inc., an Ohio corporation (“Parent” or “Cardinal Health”), disclosed in a Tender Offer Statement on Schedule TO filed by Cardinal Health and Offeror and dated May 23, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding Shares at a purchase price of $42.75 per Share plus, if the first acceptance for payment by Offeror of the shares tendered in the tender offer has not occurred on or prior to June 25, 2007, an additional $0.007027 per Share for each day during the period commencing on June 25, 2007, and ending on such date of first acceptance (such amount, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal, as each may be amended from time to time, are referred to in this Schedule as the “Offer.” The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 11, 2007, as such may be amended from time to time (the “Merger Agreement”), among Parent, Offeror and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into the Company (the “Merger”), and each share of the Common Stock not acquired in the Offer will be converted into the right to receive the Offer Price (other than shares of Common Stock held by (a) Offeror, Cardinal Health or the Company and (b) the Company stockholders who have properly exercised their dissenters’ rights under Section 262 of the DGCL). Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly owned subsidiary of Parent (the Company after the Effective Time is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date for the tender offer is June 20, 2007, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. The Merger Agreement also provides that, if the tender offer is completed but Offeror does not own 90% or more of the outstanding Shares, then Offeror may commence a subsequent offering period to acquire Shares for a period of between three and 20 business days. During the subsequent offering period, if any, Shares not tendered and purchased in the tender offer may be tendered to Offeror for the same consideration paid in the initial offering period of the Offer.

As set forth in the Schedule TO, the address of the principal executive office of Parent and Offeror is 7000 Cardinal Place, Dublin, Ohio 43017.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule as Annex I (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, to the knowledge of VIASYS, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Offeror or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Offeror’s right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company (the “Company Board”) other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company

Interests of Certain Persons

Certain members of management and the Company Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company under employment agreements between the Company and each of its executive officers.

Employment Agreements and Change in Control Agreements

Randy H. Thurman, the Company’s Chairman, President and Chief Executive Officer, is party to an employment agreement with the Company, under which he may be entitled to certain benefits upon change in control. If a change of control occurs and Mr. Thurman’s employment is terminated by the Company without “cause” or by Mr. Thurman for “good reason” (each as defined in the employment agreement) (a) within six months prior to a change in control (if Mr. Thurman can reasonably demonstrate that the termination of employment was at the request of a third party who had taken steps reasonably calculated to effect a change in control or otherwise arose in connection with or in anticipation of a change in control), or (b) during the 18-month period following a change in control, Mr. Thurman will be entitled to a lump sum cash payment within 30 days of termination in an amount equal to the sum of (i) any accrued but unpaid base salary, (ii) his annual bonus paid for the most recently completed fiscal year period prorated through the termination date, (iii) any compensation previously deferred by Mr. Thurman and (iv) three times the sum of his highest annual base salary and bonus in any rolling twelve-month period during the five-year period prior to the change in control. In addition, at the Company’s expense, Mr. Thurman would be entitled to receive outplacement services of up to $40,000 and continuing medical, dental and other insurance coverage and other benefits for a period of up to three years and, for purposes of determining eligibility of Mr. Thurman for retiree benefits, Mr. Thurman would be considered to have remained an employee for a period of three years following termination. Mr. Thurman would also receive a payment equal to any excise taxes (with a full gross-up) he incurs under Section 4999 of the Internal Revenue Code in connection with any payments made to him in the event the Company undergoes a change in control. In addition, upon a change in control, each equity grant held by Mr. Thurman that had not already been vested would immediately vest and, to the extent subject to an exercise period, would remain exercisable until the later of the date that is specified in the relevant equity compensation plan or equity grant instrument. Mr. Thurman’s employment agreement is filed as Exhibit (e)(2)(A) to this Schedule and is incorporated herein by reference.

Each of Matthew M. Bennett, the Company’s Executive Vice President, Legal, Business Development and Regulatory and Quality Affairs, and Secretary; Martin P. Galvan, the Company’s Executive Vice President,

Chief Financial Officer and Director Investor Relations; and Edward Pulwer, the Company’s Executive Vice President and Chief Operating Officer, is party to an employment agreement with the Company, under which the executive may be entitled to certain benefits upon change in control. If a change of control occurs and the executive’s employment is terminated by the Company without “cause” or by the executive for “good reason” (each as defined in the employment agreement) (a) within six months prior to a change in control (if the executive can reasonably demonstrate that such termination of employment was at the request of a third party who has taken steps reasonably calculated to effect a change in control or otherwise arose in connection with or in anticipation of a change in control), or (b) during the 18 month period following a change in control, the executive will be entitled to a lump sum cash payment within 30 days of termination in an amount equal to the sum of (i) any accrued but unpaid base salary, (ii) the executive’s annual bonus paid for the most recently completed fiscal year period prorated through the termination date, (iii) any compensation previously deferred by the executive and (iv) 150 percent of the sum of his highest annual base salary and bonus in any rolling twelve-month period during the five-year period prior to the change in control. In addition, at the Company’s expense, the executive would be entitled to receive outplacement services or cash of up to $20,000 and continuing medical, dental and other insurance coverage and other benefits for a period of up to eighteen months and, for purposes of determining eligibility of the executive for retiree benefits, the executive would be considered to have remained an employee for a period of three years following termination. Each of Mr. Bennett, Mr. Galvan and Mr. Pulwer would also receive a payment equal to any excise taxes (with a full gross-up) he incurs under Section 4999 of the Internal Revenue Code in connection with any payments made to him in the event the Company undergoes a change in control. In addition, upon a change in control, each equity grant held by Mr. Bennett, Mr. Galvan and Mr. Pulwer that had not already been vested would immediately vest and, to the extent subject to an exercise period, would remain exercisable until the later of the date that is specified in the relevant equity compensation plan or equity grant instrument. Mr. Bennett’s, Mr. Galvan’s and Mr. Pulwer’s employment agreements are filed as Exhibits (e)(2)(B), (e)(2)(C) and (e)(2)(D), respectively, to this Schedule and are incorporated herein by reference.

Each of Guilio A. Perillo, Group President, Orthopedics; John F. Imperato, Senior Vice President, Business Operations; Thomas I. Kuhn, Group President, MedSystems; Gregory G. Martin, Group President, International Operations; Arie Cohen, Group President, Respiratory Care; and Gary F. Mathern, Vice President, Human Resources, is party to an employment agreement with the Company, under which the executive may be entitled to certain benefits upon change in control. In the event of a termination of the executive’s employment by the Company without “cause,” (as defined in the employment agreement), the executive is entitled to receive a lump sum cash payment within 30 days of termination equal to the executive’s accrued but unpaid base salary, a lump sum payment within 90 days of termination equal to the sum of the executive’s base salary and the higher of the most recent cash incentive bonus paid to the executive and the executive’s target bonus under the Company’s management incentive plan, and continued medical, dental and other insurance coverage for up to twelve months at the Company’s expense. As noted below, vesting of stock options will be accelerated and payments will be made in respect of outstanding restricted stock units under the terms of the Merger Agreement. In addition, in the event that his employment is terminated within twelve months following a change in control, each of the executives would be entitled to the greater of the benefits under either his employment agreement based on the reason for such termination or the change in control severance plan (which provides for up to six months of base salary) sponsored by the Company at such time, if any, but would not be eligible for benefits provided under both. In the event that the executive’s employment is terminated due to non-renewal of employment by the Company following a change in control, but only upon the expiration of the initial employment term or renewal period in which the change of control occurs, the executive is entitled to receive the benefits granted in the case of termination without cause rather than non-renewal benefits, and the termination date through which benefits would be paid is the last day of the remaining employment term. Copies of the employment agreement for each of Messrs. Perillo, Imperato, Kuhn, Martin, Cohen and Mathern are filed as Exhibits (e)(2)(E), (e)(2)(F), (e)(2)(G), (e)(2)(H), (e)(2)(I) and (e)(2)(J), respectively, to this Schedule and are incorporated herein by reference.

Each of Scott Hurley, Vice President and Corporate Controller, and Wesley N. Riemer, Vice President and Corporate Treasurer, is party to a Change in Control Executive Retention Agreement with the Company (each, a

“Retention Agreement”). Under the Retention Agreement, in the event that Mr. Hurley’s or Mr. Riemer’s employment is terminated without “cause” (as defined in the Retention Agreement), upon or within twelve months following a change in control, then each of Mr. Hurley and Mr. Riemer would be entitled to receive accrued amounts and a lump sum cash payment within 60 days of termination equal to the sum of (i) his annual base salary then in effect and (ii) his target bonus under the Company’s management incentive plan for the year of termination. Messrs. Hurley and Riemer would also be entitled to receive continuing medical and dental coverage for up to twelve months at the Company’s expense. As noted below, vesting of stock options will be accelerated and payments will be made in respect of outstanding restricted stock units under the terms of the Merger Agreement. The Retention Agreements for Mr. Hurley and Mr. Riemer are filed as Exhibits (e)(3)(A) and (e)(3)(B) to this Schedule, respectively, and are incorporated herein by reference.

The following table provides information regarding cash amounts that may be paid, or the value of benefits that may be provided, to the executive officers in respect of: (i) lump-sum payments, other than accrued and unpaid salary, that may be provided if a qualifying termination of employment occurs, under the Employment Agreements or Retention Agreements; (ii) “gross-up” tax payments for those executives whose lump sum payment would result in excise tax liability under Section 4999 of the Internal Revenue Code; (iii) medical, dental and other insurance benefits that may be provided if a qualifying termination of employment occurs under the Employment Agreements or Retention Agreements; (iv) personal benefits that may be provided if a qualifying termination of employment occurs under the Employment Agreements, or would otherwise be made available upon consummation of the Offer or the Merger. For purposes of this table, it is assumed that the qualifying event occurs on June 30, 2007:

Executive Officer	Lump Sum Payment	Gross-Up Payment	Insurance Benefits	Personal Benefits
Randy H. Thurman	$5,692,500	$2,577,352	$62,153	$77,500
Matthew M. Bennett	795,060	515,078	31,077	54,812
Martin P. Galvan	1,064,832	690,702	29,263	55,562
Edward Pulwer	1,477,440	759,496	30,346	54,812
John F. Imperato	494,700	—	12,261	16,812
Thomas I. Kuhn	346,500	—	12,040	—
Giulio A. Perillo	426,000	—	12,526	—
Arie Cohen	612,480	—	20,717	—
Gregory G. Martin	573,300	—	20,814	16,812
Scott Hurley	337,400	—	6,861	—
Wesley N. Riemer	343,000	—	12,437	—
Gary F. Mathern	335,520	—	12,137	—

Acceleration of Options and Cash-Out of Restricted Stock Units and Director Stock Units

Pursuant to the Merger Agreement, all unexercised options to purchase Shares granted under any stock option plan of the Company (each, an “Option”), to the extent outstanding and unvested immediately prior to the acceptance for payment of any shares of Common Stock by Offeror or Parent or any of their affiliates pursuant to and in accordance with the terms of the Offer (the “Appointment Time”) will vest in full. Holders of vested Options will have the right to exercise such Options and have the Shares received converted in the Merger into the right to receive the Offer Price. Each option that is outstanding following the Effective Time automatically will be converted into a vested option (a “Parent Option”) to purchase that number of common shares of Parent (“Parent Common Shares”) equal to the number of shares of Company common stock subject to the Option immediately prior to the Effective Time multiplied by the ratio of the Offer Price over the average closing price of Parent common stock on the last five trading days immediately prior to the Effective Time (such ratio, the “Conversion Ratio”) (and rounded down to the nearest whole share), with an exercise price per share equal to the exercise price per share that existed under the corresponding Option divided by the Conversion Ratio (and rounded up to the nearest whole cent), and with other terms and conditions that are the same as the terms and conditions of the applicable Option immediately before the Effective Time.

The Company has granted equity awards to directors and executive officers in the form of director stock units (“DSUs”) and restricted stock units (“RSUs”), respectively. Upon vesting of DSUs and RSUs, a holder receives one share of Common Stock for each DSU or RSU held. The Merger Agreement provides that each DSU or RSU that is outstanding prior to the Appointment Time will be canceled by the Company and the holder will be entitled to receive, within three business days following the Effective Time, an amount (less applicable withholdings, if any, and without interest) equal to the product of the Offer Price multiplied by the total number of shares of Common Stock subject to such RSU and DSU.

The table below sets forth the value that each executive officer will realize upon the accelerated vesting of his Options and the amount that will be payable to each executive officer (before any applicable withholdings) following consummation of the Merger with respect to RSUs held by the executive.

Executive Officer	Value Realized from Accelerated Vesting of Options(1)	Cash-Out of Restricted Stock Units(1)
Randy H. Thurman	$2,854,916	$2,194,529
Matthew M. Bennett	752,161	216,914
Martin P. Galvan	950,096	323,062
Edward Pulwer	938,487	521,294
John F. Imperato	323,705	164,032
Thomas I. Kuhn	225,134	161,894
Giulio A. Perillo	264,171	163,476
Arie Cohen	1,203,068	342,171
Gregory G. Martin	421,698	370,087
Scott Hurley	453,047	126,968
Wesley N. Riemer	217,633	126,968
Gary F. Mathern	217,633	126,968

(1)	The dollar amount for each executive officer in the “Value Received from Accelerated Vesting of Options” column is equal to the difference between the Offer Price and the exercise price of the relevant Options multiplied by the number of Shares underlying unvested Options held immediately prior to the Appointment Time. The dollar amount for each executive officer in the “Cash-Out of Restricted Stock Units” column is equal to the Offer Price multiplied by the number of RSUs held. For the purposes of this table, it is assumed that the Offer Price will be $42.75 per Share and will not be subject to the increase that would apply if the first acceptance for payment by the Offeror of the Shares tendered in the Offer has not occurred on or prior to June 25, 2007.

The table below sets forth the value that a director will realize upon the accelerated vesting of his or her Options and the amount that will be payable to a director (before any applicable withholdings) following consummation of the Merger, with respect to DSUs held by the director.

Non-Employee Directors	Value Realized from Accelerated Vesting of Options(1)	Cash-Out of Director Stock Units(1)
Ronald A. Ahrens	$122,971	$534,375
Sander A. Flaum	70,697	726,750
Kirk E. Gorman	33,660	598,500
Thomas W. Hofmann	28,898	726,750
Fred B. Parks, Ph.D.	62,624	726,750
Rebecca W. Rimel	12,651	470,250
Elliot J. Sussman, M.D.	55,882	598,500

(1)	The dollar amount for each director in the “Value Realized from Accelerated Vesting of Options” column is equal to the difference between the Offer Price and the exercise price of the relevant Options multiplied by the number of Shares underlying unvested Options held immediately prior to the Appointment Time. The dollar amount for each director in the “Cash-Out of Director Stock Units” column is equal to the Offer Price multiplied by the number of DSUs held. For the purposes of this table, it is assumed that the Offer Price will be $42.75 per Share and will not be subject to the increase that would apply if the first acceptance for payment by the Offeror of the Shares tendered in the Offer has not occurred on or prior to June 25, 2007.

Share Purchases Under Employee Stock Purchase Plan

Under the Merger Agreement, participants in the Company’s Employee Stock Purchase Plan (“ESPP”), including executive officers, will be entitled to continue making (but will not be able to increase) salary reduction contributions to the ESPP until the earlier of the end of the current offering period, which is June 30, 2007, or the Effective Time. Based on the market price of Common Stock to date, the purchase price per share of the Common Stock during the current offering period is expected to be $23.65, which means that participants will realize a profit of $19.10 per share at the Effective Time. The actual number of Shares that each participant will purchase under the ESPP with respect to the current offering period will depend on the level of salary reduction contributions made by the participant and the length of the offering period. Assuming that the current offering period ends on June 30, 2007, and that executives who have not already contributed the maximum amount permissible will continue making salary reduction contributions at the same level until June 30, 2007 or such earlier time as they have contributed the maximum amount permissible, the estimated profit that would be realized by the executive officers participating in the ESPP in the current offering period is as follows: Mr. Thurman, $17,152; Mr. Galvan, $17,152; Mr. Hurley, $9,416; Mr. Imperato, $10,868; and Mr. Pulwer, $5,959.

Additional Employee Arrangements

The Company intends to pay transaction bonuses to certain members of the Company’s management, with the exception of Randy H. Thurman, in the aggregate amount of $1,000,000, in amounts and to individuals to be determined by the Company’s Compensation Committee in its discretion. Upon consummation of the Merger, the Company will also pay pro rata target bonuses for 2007 (pro-rated from January 1, 2007 to the Effective Time) under the Company’s Management Incentive Plan (“MIP”), to all MIP participants, including the Company’s executive officers, employed as of the date of payment. Assuming that the Effective Time occurs on June 30, 2007 and each participating executive officer achieves MIP targets, under the MIP now in effect the payments to participating executives would be as follows: Mr. Thurman, $367,500; Mr. Bennett, $75,000; Mr. Galvan, $105,600; Mr. Pulwer, $120,000; Mr. Imperato, $72,250; Mr. Kuhn, $57,750; Mr. Perillo, $71,000; Mr. Cohen, $80,000; Mr. Martin, $97,500; Mr. Hurley, $48,200; Mr. Riemer, $49,000; and Mr. Mathern, $46,800.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference, the Employment Agreements for the Company’s executive officers which are filed as Exhibits (e)(2)(A) to (e)(2)(J) to this Schedule and are incorporated herein by reference, and the Change in Control Executive Retention Agreements which are filed as Exhibits (e)(3)(A) and (e)(3)(B) to this Schedule and are incorporated herein by reference.

Indemnification of Executive Officers and Directors

The Merger Agreement contains provisions relating to the indemnification of and insurance for the Company’s and the Company’s subsidiaries’ directors and officers. Under the Merger Agreement, Parent will cause the Surviving Corporation to assume the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its subsidiaries as provided in the Company’s Restated Certificate of Incorporation, the Company’s Bylaws, the organizational documents of any Company subsidiary or any written indemnification contract between such directors or officers and the Company (in each case, as in effect as of the date of the Merger Agreement), without further action, as of the Effective Time, and such obligations will survive the Merger and continue in full force and effect in accordance with their terms.

Directors’ and Officers’ Insurance

Under the Merger Agreement, Parent has agreed that for a period of six years following the Effective Time, Parent will maintain (directly or indirectly through the Company’s existing insurance programs) in effect the Company’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy, on terms with respect to such coverage and amounts no less favorable than those of such policy currently applicable to such persons; provided, however, that Parent may (i) substitute therefor policies of Parent containing terms with respect to coverage and amounts no less favorable to such directors and officers or (ii) request that the Company obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time). However, neither the Company nor the Parent will be obligated to pay more than 250% of the annual premiums currently paid by the Company for such insurance, and in the event that the specified coverage cannot be obtained for such amount or less in the aggregate, Parent would only be obligated to provide such coverage as may be obtained for the aggregate amount.

In the event that the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation of the merger or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any person, then, and in either such case, proper provision will be made so that the successors and assigns of the Surviving Corporation would expressly assume the foregoing obligations. In addition, in the event (i) the Surviving Corporation transfers any material portion of its assets, in a single transaction or in a series of transactions or (ii) Parent takes any action to materially impair the financial ability of the Surviving Corporation to satisfy the foregoing obligations, Parent will either guarantee such obligations or take such other action to insure that the ability of the Surviving Corporation, legal and financial, to satisfy such obligations will not be diminished in any material respect.

The foregoing summary of the indemnification of executive officers and directors and Directors’ and Officers’ Insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Arrangements with Parent, Offeror or Their Affiliates

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and Offeror or Parent relating to the Offer. Additional material agreements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

The Merger Agreement

The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer, which is being filed as an exhibit to Schedule TO, are incorporated in this Schedule by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Offeror in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the U.S. Securities and Exchange Commission (the “SEC”). In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Offeror may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

The Confidentiality Agreement

In connection with the process leading to the execution of the Merger Agreement, the Company and Parent entered into a Confidentiality Agreement dated as of April 19, 2007 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, as a condition to being furnished confidential information by the Company, Parent agreed, among other things, to use such confidential information solely for the purpose of evaluating and negotiating a transaction between the Company and Parent. In addition, Parent agreed that, for a period of one year from the date of the Confidentiality Agreement, it would not (i) acquire, agree to acquire or make any proposal to acquire any securities or property of the Company or any of its affiliates, (ii) propose to enter into any merger, consolidation, or other similar transaction involving the Company or any of its affiliates, (iii) make or in any way participate in the solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its affiliates, (iv) form, join or in any way participate in a group with respect to any of the Company’s voting securities, (v) otherwise act, alone or in concert with others to seek control or influence the management, Board of Directors or policies of the Company, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing or, (vii) advise, assist or encourage any other persons in connection with any of the foregoing; provided that the foregoing restrictions would no longer apply from the earliest of (1) the date that the Company enters into an agreement with a third party (other than Parent) that provides for an acquisition of, or business combination with, the Company where either the Company would not be the surviving entity as a public company or where such third party (or such third party’s stockholders) would be acquiring at least 50% or more of the common equity of the Company (or the entity resulting from the transaction) or the assets of the Company or (2) after the date of the Confidentiality Agreement, the date that a third party commences or publicly announces its intent to commence a tender offer to acquire, or acquires, beneficial ownership of 50% or more of the common equity of the Company or the Board of Directors of the Company (or any committee thereof) recommends publicly that its stockholders tender to a third party proposing to acquire beneficial ownership of 50% or more of the common equity of the Company. Parent also agreed in the Confidentiality Agreement not to employ or solicit for employment any Company employee, subject to certain limitations and exceptions, for a period of eighteen months from the date of the Confidentiality Agreement, or until the date of the consummation of a transaction with the Company, whichever occurs earlier.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement which is Exhibit (e)(4) to this Schedule and is incorporated herein by reference.

Representation on the Company’s Board of Directors

The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the Appointment Time, and from time to time thereafter, Offeror will be entitled to designate a number of the Company’s directors, rounded to the nearest whole number constituting at least a majority of the directors, on the Company Board as will give the Offeror representation on the Company Board equal to the product of number of directors on the Company Board and the percentage that such number of shares of Company Common Stock beneficially owned by Parent or its affiliates bears to the total number of shares of Company Common Stock outstanding. Under the terms of the Merger Agreement, upon Parent’s request, the Company will use reasonable best efforts to promptly, at Parent’s election, either increase the size of the Board of Directors or seek and accept the resignation of such number of directors as is necessary to enable Parent’s designees to be so elected. At such times, the Company will cause individuals designated by Parent to constitute the number of members of each committee of the Company Board, rounded up to the next whole number, that represents the same percentage as such individuals represent on the Company Board, other than any committee of the Company Board established to take action under the Merger Agreement which committee will be composed only of Independent Directors (as defined below). However, until the Effective Time, the Company will cause the Board to include at least two of the Company’s directors who are (i) directors at the time of the Merger Agreement, (ii) independent directors for purposes of the continued listing requirements of the New York Stock Exchange and (iii) reasonably satisfactory to Parent (the “Independent Directors”). If an Independent Director is unable to serve, the remaining Independent Directors may designate another individual serving as a Company director as of the date of the Merger Agreement to serve as an

Independent Director. If no Independent Director remains prior to the Effective Time, a majority of the members of the Company Board as of the date of the Merger Agreement may designate two persons to fill the vacancy, subject to certain conditions, and such persons will be deemed to be Independent Directors. Following the Appointment Time and prior to the Effective Time, Parent and Offeror will prevent any amendment or termination of the Merger Agreement, any extension by the Company of the time for performance of any of the obligations or other acts of the Offeror or Parent or waiver of any of the Company’s rights under the Merger Agreement or other action adversely affecting the rights of the Company stockholders (other than Parent or Offeror), from being effected without the affirmative vote of a majority of the Independent Directors. In addition, following the Appointment Time and prior to the Effective Time, neither Parent nor Offeror is permitted to take any action to remove any Independent Director absent cause.

The foregoing summary concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

(a) Recommendation

The Company Board recommends that you accept the Offer and tender your Shares into the Offer. After careful consideration by the Company Board, including a thorough review of the Offer with its outside legal and financial advisors and the Company’s senior management, at a meeting held on May 11, 2007, the Company Board, among other things:

(i) authorized the execution, delivery and performance of the Merger Agreement and all of the transactions contemplated thereby, including the Offer and the Merger;

(ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company’s stockholders;

(iii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, and in accordance with the DGCL; and

(iv) recommended that the Company’s stockholders accept the Offer, tender their Shares into the Offer, approve the Merger and adopt the Merger Agreement.

In particular, the Company Board believes that the Offer offers premium value to the Company’s stockholders on an accelerated timetable, and is likely to be completed. A letter to the Company’s stockholders communicating the Company Board’s recommendation is filed herewith as Exhibit (a)(2) and is incorporated herein by reference in its entirety.

(b) Background and Reasons for the Recommendation

Background.

From time to time, the Company and the Company Board have, with their legal and financial advisors, reviewed and evaluated strategic opportunities and alternatives with a view to enhancing stockholder value. In the fall of 2004, a number of potential purchasers, including Cardinal Health, expressed preliminary interest in the Company. Representatives of the Company met with each potential purchaser and provided to potential purchasers that executed confidentiality agreements with the Company certain high-level due diligence information. None of the potential purchasers decided to pursue a transaction with the Company at that time.

During 2005 and 2006, management of the Company responded to several companies in the industry regarding a possible acquisition of the Company, as well as several potential financial buyers. In March of 2006, the Company received a preliminary proposal from a company (“Party A”) for an acquisition of all of the shares of the Company’s Common Stock. During the same month, Randy Thurman (Chairman of the Board, President and Chief Executive Officer of the Company) contacted an executive of another company that had previously expressed interest in the Company (“Party B”) to inform him that the Company was evaluating strategic opportunities available to it. An executive of Party B informed Mr. Thurman that Party B was pursuing other opportunities and was not interested in acquiring the Company at that time.

In April 2006, the Company engaged Bear, Stearns & Co., Inc. (“Bear Stearns”) to act as its exclusive financial advisor in connection with the possible sale of the Company to any potential purchaser, including Party A. Party A undertook a significant due diligence investigation of the Company, and there were extensive negotiations of a merger agreement. In early June 2006, after a draft merger agreement and its disclosure schedules had been substantially negotiated, the Company Board ultimately determined that the proposed transaction with Party A (in which Party A proposed to acquire the Company’s shares of Common Stock for $32.00 per share) was not in the best interests of the Company stockholders at the time.

In December 2006, at an industry convention, Cardinal Health executives met with the Company’s management to review the Company’s business. These discussions were high-level and of a preliminary nature, and did not result in any agreement between the two companies regarding terms of any possible transaction.

In February 2007, the Company responded to initiatives from several potential financial buyers to discuss a potential acquisition transaction of the Company. In February 2007, Mr. Thurman, Matthew Bennett (Executive Vice President, Legal, Business Development and Regulatory and Quality Affairs, and Secretary of the Company), Martin Galvan (Executive Vice President, Chief Financial Officer and Investor Relations of the Company) and John Imperato (Senior Vice President, Business Operations of the Company) met with representatives of the interested potential financial buyers to discuss the business of the Company and a potential acquisition transaction with the Company. Each of the potential financial buyers was provided with certain high-level due diligence information. These meetings did not result in further indications of interest by any of the potential financial buyers.

In March 2007, the Company met with another company (“Party C”) in connection with a potential acquisition transaction of the Company. The Company and Party C negotiated terms of a confidentiality agreement and engaged in preliminary discussions regarding a potential acquisition transaction, including discussions relating to possible antitrust concerns.

In mid-March 2007, executives of the Company met with executives and financial advisors of another company (“Party D”) to discuss the business of the Company and a potential acquisition of the Company by Party D. After the meeting, Party D was provided with certain high-level due diligence information.

While Lazard Frères & Co. LLC (“Lazard”) had been assisting the Company in exploring its opportunities and strategic alternatives since December 2006, in April 2007, the Company formalized such engagement of Lazard. The Company also amended the engagement letter with Bear Stearns and engaged Bear Stearns to act as the Company’s non-exclusive financial advisor with respect to a sale of the Company to another entity.

In early April 2007, the Vice Chairman of Party A contacted Mr. Thurman regarding Party A’s renewed interest in the Company, and the Company and Party A executed updated confidentiality agreements. At the same time, Party A expressed an interest in pursuing a transaction at $37.00 per share, reduced by an unspecified amount to account for a then unresolved legal claim.

On April 6, 2007, the Company Board held a telephonic meeting at which representatives from Morgan, Lewis & Bockius LLP (“Morgan Lewis”), the Company’s legal advisor, and Lazard, the Company’s financial advisor, were present. Also present were Mr. Bennett and Mr. Galvan. At the meeting, Mr. Thurman updated the Company Board regarding the process undertaken to evaluate strategic opportunities and alternatives of the Company to date. A preliminary list of potential interested parties, including Cardinal Health and Parties A, B, C, and D as well as financial buyers, was discussed during the presentation. Representatives of Morgan Lewis and

Lazard advised the Company Board regarding alternative ways of approaching potential buyers. The Company Board concluded that the Company should seek to resolve the legal claim before proceeding with a process. The Company Board also authorized Mr. Thurman to pursue strategic alternatives once a settlement of the legal claim was successfully negotiated.

On April 13, 2007, Cardinal Health and the Company held a preliminary meeting at the Company’s headquarters in Conshohocken, Pennsylvania, where the Company’s management team provided Cardinal Health with an introductory overview of the Company’s business. At this meeting, the parties continued preliminary discussions regarding the opportunity for a business combination between the two companies.

During the week of April 16, 2007, the Company resolved the outstanding legal claim.

On April 19, 2007, the Company received a written confidential non-binding indication of interest from Party A to purchase all of the outstanding shares of Common Stock of the Company for $37.00 per share pursuant to a one-step merger transaction. On the same day, the Company signed a confidentiality agreement with Cardinal Health which, among other things, imposed confidentiality, standstill and non-solicitation obligations on the parties in connection with the evaluation of a possible transaction. The Company then made due diligence materials available to Party A through a data room. During this week, the Company also contacted Parties B, C and D to inform them that the Company was moving forward with a process involving a potential sale of the Company. Subsequently, Parties B and D informed the Company that they were not interested in pursuing an acquisition transaction with the Company at this time.

On April 20, 2007, the Company Board held an in person meeting at which representatives from Morgan Lewis and Lazard were present. Also present were Mr. Bennett and Mr. Galvan. At the meeting, Mr. Thurman updated the Company Board regarding the status of the process undertaken by the Company to evaluate its strategic opportunities and alternatives. Representatives of Lazard discussed with the Company Board Lazard’s preliminary financial valuation analysis of the Company and a representative of Morgan Lewis reviewed the directors’ fiduciary duties to stockholders in the context of the strategic alternatives being considered.

On April 25, 2007, the Company made due diligence materials available to Cardinal Health through a data room. Representatives of Cardinal Health promptly commenced due diligence of the Company.

On April 26 and 27, 2007, the management teams of the Company and Cardinal Health met at the Company’s corporate headquarters in Conshohocken, Pennsylvania, where the Company’s management team made a management presentation to Cardinal Health. Representatives of the Company’s financial advisor and Cardinal Health’s financial advisor also attended this meeting. On April 28, 2007, the management teams of the Company and Party A met at the Company’s corporate headquarters in Conshohocken, Pennsylvania for similar presentations and discussions.

On April 28, 2007, the Company distributed to both Cardinal Health and Party A a draft merger agreement (which was a generic version of the agreement substantially negotiated with Party A in 2006) and disclosure schedules.

On May 1, 2007, an executive of Party C telephoned Mr. Thurman and advised him that Party C had determined not to pursue an acquisition transaction with the Company because of potential anti-trust concerns. Also, on May 1, 2007, counsel for Party A called Morgan Lewis to review Party A’s concerns with the terms of the draft merger agreement and disclosure schedules, which were the same few concerns raised by Party A at the time discussions between the Company and Party A were terminated in early June 2006.

On May 3, 2007, Mr. Thurman met with the Chief Executive Officer—Clinical and Medical Products (“CEO-C&MP”) of Cardinal Health for a breakfast meeting in Philadelphia. Mr. Thurman encouraged Cardinal Health to make its best offer. At the end of the meeting, CEO-C&MP indicated that Cardinal Health would be prepared to pay $40.00 per share. Later that day, the Company received a written confidential non-binding indication of interest from Cardinal Health to purchase all of the outstanding shares of Common Stock of the Company for $40.00 per share. Cardinal Health proposed that the transaction be structured as a tender offer to be followed by a second-step merger. The transaction would not be subject to financing, and completion of the transaction would be subject only to customary conditions, including antitrust approvals. On the same day, Party A increased its proposal to $38.00 per share, without financing contingencies and subject to no further diligence investigation, again pursuant to a one-step merger transaction.

On May 4, 2007, the Company Board held a telephonic meeting at which representatives from Morgan Lewis and Lazard were present. Also present were Mr. Bennett and Mr. Galvan. Prior to the meeting, Mr. Thurman telephoned an executive officer of Cardinal Health and informed him that due to the presence of another potential buyer, Cardinal Health would need to move quickly if it was interested in an acquisition transaction with the Company. Mr. Thurman also requested and received assurances that Cardinal Health would be able to complete diligence and execute a merger agreement with the Company in one week. At the meeting, Mr. Thurman updated the Company Board regarding the status of the process undertaken by the Company and reviewed the two proposals received by the Company to date. Representatives of Lazard discussed with the Company Board its updated preliminary financial valuation analysis of the Company. Representatives of Morgan Lewis again reviewed with the Company Board its fiduciary obligations. After a lengthy discussion of the two proposals and advice from its advisors, the Company Board directed Mr. Thurman to inform Cardinal and Party A that it had decided to proceed with Cardinal Health.

After the meeting of the Company Board, as also authorized by the Company Board, a representative of Lazard telephoned financial advisors of Party A and Cardinal Health and informed them of the Company Board’s decision.

On May 6, 2007, the Company received another confidential non-binding indication of interest from Party A to purchase all of the outstanding shares of Common Stock of the Company for $42.00 per share pursuant to a merger transaction. Party A requested that the parties execute a merger agreement and announce the transaction on the morning of May 8, 2007. Party A also informed the Company that if an agreement was not reached within that timeline, Party A’s proposal would terminate. On the evening of May 6, 2007, the Company held a telephonic meeting of the Company Board at which representatives from Lazard and Morgan Lewis were present. Mr. Bennett and Mr. Galvan were also present. The Board received an update regarding Party A’s increasing its proposal and considered courses of action in connection with such increased proposal. Following the meeting, the Company informed Cardinal Health that there was a higher proposal and that the Company Board was prepared to move forward with that proposal.

On May 7, 2007, Cardinal Health increased its proposal to $42.75 per share. On the same day, the Company Board held an in-person meeting at which representatives from Morgan Lewis and Lazard were present. Also present were Mr. Bennett, Mr. Galvan and Edward Pulwer (Executive Vice President and Chief Operating Officer of the Company). At the meeting, Mr. Thurman updated the Company Board regarding the status of the process undertaken by the Company and the standing of Party A and Cardinal Health in connection with the possible sale of the Company. At the request of the Company Board, representatives of Morgan Lewis discussed the differences between a merger transaction and a tender offer transaction, including timelines for each transaction. Representatives of Morgan Lewis also advised the Company Board regarding its fiduciary duties. After an extensive discussion of the two proposals, including consideration of advice provided by its legal and financial advisors, the Company Board decided to request that both potential purchasers present their best proposals to the Company on Friday, May 11.

After the May 7, 2007 meeting of the Company Board, a representative of Lazard, as authorized by the Company Board, telephoned the financial advisor to Party A and informed it that the Company had received a higher proposal from another party, and requested that, pursuant to the request of the Company Board, Party A provide its best offer by 12:00 noon on Friday, May 11. A representative of Lazard, as authorized by the Company Board, also telephoned Cardinal Health and relayed to Cardinal Health the request of the Company Board that Cardinal Health submit its best offer by 12:00 noon on Friday, May 11. Shortly thereafter, the financial advisor of Party A telephoned a representative of Lazard to notify him that, consistent with Party A’s May 6 timeline, Party A’s proposal of $42.00 per share would terminate at 11:59 p.m. on May 7, 2007.

Between May 7 and May 11, 2007, numerous discussions were held between Morgan Lewis and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), outside legal counsel to Cardinal Health. These discussions included details of the structure of the transaction, the scope of the representations, warranties and covenants contained in the potential merger agreement, the conditions under which Cardinal Health would be obligated to close a tender offer, the Company Board’s ability to consider alternative transactions and the amount of the termination fee. In addition, during this time period, Cardinal Health’s management and representatives visited many locations of the Company inside and outside of the United States.

On May 10, 2007, the Vice Chairman of Party A contacted Mr. Thurman to inform him that Party A was still interested in an acquisition transaction with the Company and requested a meeting with Mr. Thurman. At the meeting, Mr. Thurman encouraged Party A to submit its best offer by 12:00 noon on Friday, May 11.

On May 11, 2007, a representative of Lazard received a verbal indication from a representative of the financial advisor of Party A that Party A remained interested in purchasing all shares of Common Stock of the Company for $42.00 per share. The Company also received a final form of the Merger Agreement and related disclosure schedules from Cardinal Health and was notified that officers of Cardinal Health had signed the Merger Agreement and the signature page would be released by Wachtell Lipton upon notice from the Company of approval of the transaction with Cardinal Health. The Merger Agreement contemplated, among other things, a two-step transaction in which Cardinal Health would commence a tender offer for all of the outstanding shares of the Common Stock of the Company, followed by a merger in which all remaining stockholders of the Company, other than those exercising appraisal rights, would receive the same consideration. The tender price and the merger consideration were at Cardinal Health’s offer price of $42.75 per share, subject to possible increase if the first acceptance of shares tendered in the offer had not occurred on or prior to the 45th day following the date of the Merger Agreement.

Later on May 11, 2007, the Company Board held an in-person meeting at which representatives from Morgan Lewis and Lazard were present. Also present were Mr. Bennett and Mr. Galvan. At the meeting, Mr. Thurman updated the Company Board regarding the status of the process undertaken by the Company and final offers received by the Company from Party A and Cardinal Health. The Company’s management and financial advisors informed the Company Board that any meaningful discussions with all other parties had discontinued. Representatives of Morgan Lewis advised the Company Board regarding the legal standards applicable to its decision-making process and reviewed in detail the provisions of the Merger Agreement submitted by Cardinal Health. Thereafter, representatives of Lazard rendered to the Company Board Lazard’s oral opinion, subsequently confirmed in writing, to the effect that, based upon and subject to the matters described in the opinion, as of the date of the opinion, the consideration to be received by the Company stockholders in the Offer and the Merger was fair, from a financial point of view, to the Company stockholders. A copy of Lazard’s written opinion dated May 11, 2007, describing the assumptions made, matters considered and review undertaken by Lazard is attached to this Schedule as Annex II. The Company Board engaged in extensive discussions concerning the potential benefits of the proposed tender offer transaction with Cardinal Health to the Company and its stockholders. After these discussions, the Company Board voted unanimously to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. That evening, the Company executed the Merger Agreement.

On the morning of May 14, 2007, Cardinal Health and the Company issued a joint press release announcing the execution of the Merger Agreement and the terms of the proposed acquisition of the Company by Cardinal Health.

Reasons for the Recommendation

In the course of reaching its determinations to approve the Offer and approve and adopt the Merger Agreement and other transactions contemplated thereby and to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Company Board considered numerous factors in consultation with its outside legal and financial advisors and the Company’s senior management, including the following material factors and benefits of the Offer and the Merger, each of which the Company Board believed supported its determinations:

Financial Considerations. The Company Board considered certain financial factors and benefits, including:

•

the $42.75 per share price to be paid in cash for each Share tendered in the Offer and each Share outstanding as of the Merger, which represents a 35% premium over the closing price per Share on May 11, 2007, the date that the Company signed the Merger Agreement, and a 49.7% premium over the average price per Share over the past year; as well as, if the first acceptance for payment by the Offeror of the Shares tendered in the Offer has not occurred on or prior to June 25, 2007, an additional $0.007027 per share for each day during the period commencing on June 25, 2007 and ending on such date of first acceptance;

•	the fact that the Merger Agreement resulted from a competitive process in which the Offer Price was the highest price offered by any party in the process;

•	the form of consideration to be paid to holders of Shares in the Offer and the Merger is cash, which will provide certainty of value and liquidity to the Company’s stockholders; and

•

the financial analyses of Lazard presented to the Company Board at its meeting on May 11, 2007, and Lazard’s opinion, dated May 11, 2007, to the Company Board to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth in its written opinion, the price per Share in cash to be received by holders of Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders (other than Cardinal Health and its affiliates). The full text of the written opinion of Lazard, dated May 11, 2007, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex II to this Schedule and incorporated herein by reference.

Business Considerations. The Company Board considered certain business factors and benefits, including:

•

the current and historical financial condition, results of operations, business and prospects of the Company, as well as the Company’s financial plan and prospects if it were to remain an independent company. The Company Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan, as well as the general risks of market conditions that could reduce the Company’s stock price. The Company Board considered that the holders of Common Stock would continue to be subject to the risks and uncertainties of the Company’s financial plan, operations, and prospects unless the Common Stock was acquired for cash; and

•

the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Offeror, which the Company Board believed supported the conclusion that an acquisition transaction with Parent and Offeror could be completed relatively quickly and in an orderly manner.

Other Transactional Considerations. The Company Board also considered certain transactional factors and benefits, including:

•

the terms and conditions of the Offer and the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations, the specified ability of the parties to terminate the Merger Agreement and the facts that (1) neither the Offer nor the Merger are subject to a financing condition, (2) the conditions to the Offer are specific and limited, and not within the control or discretion of Parent or Offeror and, in the Company Board’s judgment, are likely to be satisfied, and (3) subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement, under certain circumstances, in order to approve an alternative transaction proposed by a third party that is a Superior Proposal (as defined in the Merger Agreement) upon the payment to Parent of a $45,650,000 termination fee plus expenses of up to $7,500,000, and its belief that such termination fee was reasonable in the context of break-up fees that were payable in other comparable transactions;

•	Parent’s financial condition and its ability to complete the Offer and the Merger;

•

the two-step structure of the transaction, which would enable stockholders to receive the cash Offer Price pursuant to the Offer in a relatively short time frame, followed by the second-step Merger in which stockholders who have not tendered their Shares in the Offer will receive the same cash price as is paid in the Offer;

•	the likelihood and anticipated timing of completing the Offer, in light of the scope of the conditions to completion; and

•

the availability of statutory appraisal rights under Delaware law in the second-step Merger for stockholders who do not tender their Shares in the Offer and do not vote their Shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per share amount than the Offer Price, while simultaneously avoiding delays in the transaction so that other stockholders of the Company will be able to receive the Offer Price for their Shares in the Offer and Merger.

In the course of its deliberations, the Company Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and the transaction, including:

•

the effect of public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel;

•	the restriction that the Merger Agreement imposes on soliciting competing proposals;

•	the restriction that the Merger Agreement imposes on terminating the Merger Agreement to pursue a superior proposal;

•

the fact that the Company must pay Parent a termination fee of $45,650,000 plus expenses of up to $7,500,000 if the Company terminates the Merger Agreement due to the receipt of a Superior Proposal (as defined in the Merger Agreement);

•

the possibility that the termination fee and expense reimbursement payable by the Company to Parent may discourage other bidders and, if the Merger Agreement is terminated, affect the Company’s ability to engage in another transaction for up to 12 months following the termination date should the Offer not be completed (although this possibility is mitigated by the competitive process described above);

•

the risks and costs to the Company if the transaction does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

•

the restrictions on the conduct of the Company’s business prior to the completion of the transaction, requiring the Company to conduct its business in the ordinary course of business, and to use its reasonable best efforts to preserve intact its business organization, and to preserve its current relationships with which it has significant business relations, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

•	the fact that the Company’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the Company’s other stockholders; and

•	the fact that the all-cash consideration would be a taxable transaction to the holders of Shares of the Company that are U.S. persons for U.S. federal income tax purposes.

The foregoing discussion of the factors considered by the Company Board is intended to be a summary, and is not intended to be exhaustive, but does set forth the principal factors considered by the Company Board. After considering these factors, the Company Board concluded that the positive factors relating to the Merger

Agreement and the Offer substantially outweighed the potential negative factors. The Company Board collectively reached the conclusion to approve the Merger Agreement and the related transactions in light of the various factors described above and other factors that the members of the Company Board believed were appropriate. In view of the wide variety of factors considered by the Company Board in connection with its evaluation of the Offer, the Merger and the related transactions and the complexity of these matters, the Company Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Company Board made its recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

For the reasons described here, and above under “Reasons for the Recommendation,” the Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares into the Offer.

(c) Intent to Tender

To the knowledge of the Company, after reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer other than Shares, if any, that such person may have an unexercised right to purchase or exercising options (for a description of the treatment of Options in connection with the Offer and Merger Agreement, see Item 3) and, if necessary, to vote such shares in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Bear, Stearns & Co. Inc. & Lazard Frères & Co. LLC

Pursuant to a letter agreement dated April 28, 2006, the Company engaged Bear Stearns to act as its exclusive financial advisor in connection with a possible sale of the Company. The Company selected Bear Stearns as its financial advisor because it is a widely recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger and because of its familiarity with the Company as a result of its serving as co-manager of a public offering of the Company’s Common Stock. On April 28, 2007, the Company and Bear Stearns amended the letter agreement (as so amended, the “Bear Stearns Engagement Letter”). Under the Bear Stearns Engagement letter, the Company engaged Bear Stearns to act as its non-exclusive financial adviser in connection with the possible sale of the Company to another entity or group of entities in one or a series of transactions. Pursuant to the Bear Stearns Engagement letter, the Company has agreed to pay Bear Stearns a fee for its services upon consummation of the transaction based on a percentage of the aggregate value of the transaction, subject to a maximum payment, which fee is expected to equal the $5 million maximum payment. In addition, the Company also agreed to reimburse Bear Stearns for all reasonable out-of-pocket expenses reasonably incurred by Bear Stearns under the Bear Stearns Engagement Letter, including the reasonable fees and disbursements of its legal counsel. The Company also agreed to indemnify Bear Stearns and related parties against certain liabilities incurred in connection with its engagement. Prior to the engagement, Bear Stearns provided certain investment banking services to the Company, including acting as co-manager with respect to an offering of the Company’s Common Stock in June 2003 and advising the Company in 2003 and 2004 with respect to a potential acquisition that was not consummated. An affiliate of Bear Stearns was a participating lender in connection with a revolving credit facility established in 2002. The credit facility was terminated in 2005.

The Company engaged Lazard, pursuant to a letter agreement dated April 28, 2007 (the “Lazard Engagement Letter”), to act as investment banker in connection with a possible sale of the Company to another entity or group of entities in one or a series of transactions. The Company engaged Lazard because it is a widely recognized investment banking firm that has substantial experience in transactions similar to the Offer and

Merger. Pursuant to the Lazard Engagement Letter, the Company has agreed to pay Lazard a fee for its services equal to 1.15% of the aggregate consideration minus $5,000,000, a portion of which was payable for rendering its opinion with the remainder contingent upon consummation of the transaction. In addition, the Company agreed to reimburse Lazard for all reasonable document production and out-of-pocket expenses incurred in connection with its engagement under the Lazard Engagement Letter, including the fees of outside counsel. The Company also agreed to indemnify Lazard and related parties against certain liabilities incurred in connection with its engagement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than set forth below, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company:

On May 10, 2007, consistent with past practice, the Company granted 3,500 DSUs to each non-employee director, as the Company’s regular annual grant to non-employee directors pursuant to the Company’s Equity Incentive Plan.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Except as set forth in this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule, there are no transactions, Company Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION

Merger Option

Pursuant to the terms of the Merger Agreement, the Company granted to Parent and Merger Sub an irrevocable option (the “Merger Option”) to purchase from the Company the number of newly-issued shares of Common Stock equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Parent and Offeror immediately following consummation of the Offer, constitutes one share more than 90 percent of the number of shares of Common Stock that would be outstanding on a fully diluted basis immediately after the issuance of all shares of Common Stock subject to the Merger Option for consideration per Share equal to the Offer Price.

The Merger Option may be exercised only after the purchase of and payment for shares of Common Stock in the Offer by Parent or Offeror as a result of which Parent and Offeror own beneficially at least 80 percent of the outstanding shares of Common Stock, and shall not be exercisable if the number of shares of Company Common Stock subject thereto exceeds the number of authorized shares of Common Stock available for issuance.

Amendment to the Rights Agreement

In connection with and prior to the execution of the Merger Agreement, the Company Board approved an Amendment (the “Amendment”) to the Rights Agreement, dated November 12, 2001, between the Company and

American Stock Transfer & Trust Company, as rights agent (the “Rights Agreement”). The Amendment, among other things, renders the Rights Agreement inapplicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby. The Amendment also provides that the rights issuable under the Rights Agreement will expire immediately prior to the Appointment Time.

The foregoing description of the Amendment does not purport to be complete and is qualified by reference to the Amendment, a copy of which is filed as Exhibit (e)(5) to this Schedule and is incorporated herein by reference.

Anti-Takeover Statutes and Provisions

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an “interested stockholder” (generally defined as a person owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a corporation for three years following the date on which such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement, the Offer and the Merger, as described in Item 4 above, and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the transactions contemplated by the Merger Agreement.

Appraisal Rights

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder who did not tender Shares in the Offer at the Effective Time, who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger.

Appraisal rights cannot be exercised at this time. The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. Failure to strictly follow the steps required by the applicable provisions of the DGCL for the preservation and exercise of appraisal rights may result in the loss of such rights. If a stockholder withdraws or loses his or her right to dissent, such stockholder’s shares will automatically be converted in the Merger into the right to receive the price per share to be paid in the Merger, without interest. Consequently, stockholders who wish to exercise appraisal rights are strongly urged to consult a legal advisor before attempting to exercise appraisal rights.

Stockholders who sell Common Stock in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the Offer Price paid in the Offer therefor.

The foregoing summary is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto and incorporated by reference herein.

Short-Form Merger

Under Section 253 of the DGCL, if Parent acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares of the Company, Parent will be able to effect the Merger after consummation of the Offer without a vote of the Company’s stockholders. If Parent acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares of the Company, the affirmative vote of the holders of a majority of the outstanding Shares of the Company will be required under the DGCL to effect the Merger.

Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Regulatory Approvals

(a) United States Antitrust Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules that have been promulgated thereunder (the “HSR Act”), certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Parent and Offeror have advised the Company that they will file a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC, as will the Company, on or about May 22, 2007. Unless earlier terminated, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days after the filing by Parent and Offeror. Before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Parent, and Offeror. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after substantial compliance with such request. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or legal holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday or legal public holiday. After the 10-day period expires, such waiting period can be extended by court order or agreement of the Company, Parent, the Offeror and the Antitrust Division or the FTC, as applicable. Parent and Offeror intend to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Offeror’s acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Offeror or the Company. Private parties or individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

(b) Foreign Antitrust Approvals.

Parent and Company conduct business in a number of countries outside of the United States. Based on a review of the information currently available about the businesses in which Parent and Company are engaged, a pre-merger notification filing is required to be made under the competition laws of Germany and may be required in other foreign jurisdictions. Under the laws of Germany and these other foreign jurisdictions, the acquisition of Shares pursuant to the Offer may be consummated only if the acquisition is approved by the relevant governmental authority of Germany and such other countries, either by written approval or by the expiration of an applicable waiting period commenced by making the appropriate filings with such governmental authorities. On May 18, 2007, Parent and Company filed a pre-merger notification in Germany. Parent and the Company also intend to make a similar filing in Spain as soon as practicable. Parent and the Company will make any other necessary filings as expeditiously as possible. While Parent and Company believe that the required pre-merger approvals in Germany, Spain and any other jurisdiction can be obtained within the initial waiting periods, we cannot be certain that such approvals will be granted, and if such approvals are granted, we cannot be certain as to the date of the approval. Transactions such as Parent and Offeror’s acquisition of Shares pursuant to the Offer are frequently scrutinized by foreign antitrust authorities. Therefore, there can be no assurance that a challenge to the Offer under foreign antitrust or competition grounds will not be made or, if such a challenge is made, the result thereof. If any applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, neither Parent nor Offeror will be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained.

To the extent it would allow an earlier first acceptance for payment by Offeror of the Shares tendered in the Offer, Cardinal Health has undertaken to refrain from exercising the voting rights of the Shares it acquires in the Offer in a manner that affects competition in or sales to any member state of the European Union in which, and so long as, a required antitrust waiting period has not expired or been terminated or any antitrust approval or exemption required to consummate the Offer has not been obtained.

Offeror may, without the consent of the Company, extend the Offer beyond the Expiration Date of the Offer for one or more periods of up to five business days if, at the scheduled Expiration Date, any of the conditions of the Offer have not been satisfied or waived. These conditions to the Offer include (i) termination or expiration of the applicable waiting period under the HSR Act, (ii) receipt of all required approvals and the termination or expiration of any waiting periods under the competition laws of any member state of the European Union, and (iii) the receipt of any consent, approval, or authorization of any Governmental Entity required under any other foreign competition law. Additionally, the Offer may be delayed by any temporary or preliminary injunction or restraint, or a restraint imposing a materially burdensome condition, as well as by any instituted or pending suit by a governmental entity seeking to restrain or prohibit the purchase of Shares, the consummation of the Offer, or imposing a materially burdensome condition. Offeror may also extend the Offer without the consent of the Company for any period required by any rule, regulation, interpretation or position of the SEC or its staff. If all of the conditions to the Offer are satisfied but the number of Shares that have been validly tendered and not withdrawn in the Offer, together with any Shares then owned by Parent, is less than 90% of the outstanding Shares, Offeror may commence a subsequent offering period for three to 20 business days to acquire the remaining outstanding Shares. Notwithstanding the foregoing, the Offer and Merger may be terminated by either Parent or Company if the Appointment Time shall not have occurred on or before December 31, 2007.

The foregoing is qualified in its entirety by reference to the Offer to Purchase, filed herewith as Exhibit (a)(1)(A) and is incorporated herein by reference in its entirety and the Merger Agreement, filed herewith as Exhibit (e)(1) and incorporated by reference in its entirety.

Projected Financial Information

The Company does not, as a matter of course, make public any specific forecasts or projections as to its future financial performance. However, in connection with Cardinal Health’s due diligence, the Company provided certain projected and budgeted financial information concerning the Company to Cardinal Health. In addition, the Company provided the same information to its own financial advisors. The Company’s internal financial forecasts (upon which the projections provided to Cardinal Health were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

The projections reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company, including but not limited to meeting certain sales performance criteria and implementing certain cost saving initiatives. In developing the projections, the Company reviewed various assumptions and alternative projections based on potential modifications to such assumptions. After the completion of that review process, the Company concluded that alternative projections were not likely to be achieved. The Company adopted the projections as its most realistic estimate of the Company’s future financial performance. Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, fluctuations in demand for the Company’s products; change in customer budgets; failure of the Company to retain, recruit and hire key management, sales and technical personnel; inability to achieve cost saving initiatives; the failure to adequately enable the sales force to achieve certain sales performance objectives; adverse reactions to the Offer by customers, suppliers and strategic partners and other risks described in the Company’s report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2006. The projections also may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions which are difficult to predict and many of which are beyond the Company’s control. Moreover, the assumptions are based on certain business decisions that are subject to change. Therefore, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those contained in the projections.

The inclusion of the projections in this Schedule should not be regarded as an indication that any of the Company or its affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. Neither the Company nor its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The Company does not intend to make publicly available any update or other revisions to the projections, except as required by law. None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. The Company has made no representation to Cardinal, in the Merger Agreement or otherwise, concerning the projections. Furthermore, neither the Company nor any of its affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by the Company to Cardinal Health.

The Company’s stockholders are cautioned not to place undue reliance on the projected information provided in this Schedule.

PROJECTED FINANCIAL INFORMATION

	2007	2008
	($ in millions, except per share data)
Total Revenue	$678.7	$754.4
EBITDA(1)	109.1	127.6
EBIT(1)	76.6	92.3
EPS(2)	$1.34	$1.61

(1)	EBIT and EBITDA as provided are non-GAAP financial measures. For these purposes EBIT means earnings before interest and taxes. EBITDA means earnings before interest, taxes, depreciation and amortization.

(2)	EPS amounts were calculated assuming a weighted average shares outstanding of 34.063 million shares for 2007 and 35.063 million shares for 2008.

The projections reflected forecasted results relating to the existing VIASYS companies and new products currently under development. In addition, the projections assumed the implementation of certain profitability improvement drivers and did not assume any new acquisitions.

In addition to the foregoing projections, the Company provided revenue growth guidance of 8% to 10% for 2009, with earnings in 2009 growing at 1.5 times revenue growth.

These projections should be read together with the Company’s financial statements that can be obtained from the SEC. You may read and copy any such reports, statements or other information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company’s SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web sited maintained by the SEC at www.sec.gov. These projections should also be read together with discussion under “Risk Factors” and the other cautionary statements contained in VIASYS’ 2006 Annual Report on Form 10-K.

The projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Schedule, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.

Opinion of Lazard Frères & Co. LLC

Under an agreement dated April 28, 2007, the Company formally retained Lazard to act as its investment banker in connection with the transaction. As part of that engagement, the Company requested that Lazard evaluate the fairness, from a financial point of view, to the holders of Common Stock of the consideration to be paid to such holders in the Offer and the Merger. On May 11, 2007, at the meeting of the Company Board considering the Merger Agreement, Lazard delivered an oral opinion to the Company Board, subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in the written opinion, the $42.75 per share cash consideration to be received by the holders of Common Stock in the Offer and the Merger was fair, from a financial point of view, to the holders of Common Stock (other than Cardinal Health and its affiliates).

The description of the Lazard opinion set forth in this Schedule is qualified in its entirety by reference to the full text of the Lazard opinion set forth in Annex II, which is incorporated into this Schedule by reference. Stockholders are urged to read the Lazard opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with the opinion. Lazard’s written opinion is directed to the Company Board and only addresses the fairness, from a financial point of view, to the holders of Common Stock (other than Cardinal Health and its affiliates) of the $42.75 per share in cash consideration to be paid to such holders. Lazard’s written opinion does not address the merits of the underlying decision by the Company to engage in the Offer and Merger or any other aspect of the transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Common Stock pursuant to the Offer or as to how the stockholder should vote on any matter relating to the Merger. Lazard’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, May 11, 2007, the date of Lazard’s opinion. Lazard assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. The following is only a summary of the Lazard opinion. Stockholders are encouraged to read the entire opinion carefully.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of the latest draft of the Merger Agreement;

•	analyzed certain historical publicly available business and financial information relating to the Company;

•	reviewed various forecasts and other data provided to Lazard by the Company relating to the Company’s business;

•	held discussions with members of the Company’s senior management, the Company Board and other representatives and advisors with respect to the Company’s business and prospects;

•	reviewed public information with respect to certain other companies whose operations Lazard considered relevant in evaluating those of the Company;

•	reviewed, to the extent publicly available, the financial terms of certain other transactions which Lazard considered relevant in evaluating the transaction;

•	reviewed the historical stock prices and trading volumes of the Company’s common stock; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard relied upon the accuracy and completeness of the foregoing information and has not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the Company’s assets or liabilities or concerning the Company’s solvency or fair value. With respect to financial forecasts or any other information and data relating to the Company provided to Lazard or otherwise reviewed or discussed with Lazard, Lazard assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to its future financial performance. Lazard did not assume any responsibility for and expressed no view as to such financial forecasts and estimates or the assumptions on which they were based.

In rendering its opinion, Lazard assumed, with the Company’s consent, that the final terms of the Merger Agreement would not vary materially from those set forth in the latest draft reviewed by Lazard, and that the Offer and the Merger would be consummated on the terms described in the latest draft of the Merger Agreement, without any waiver or modification of any material terms or conditions, and that in the course of obtaining the necessary regulatory approvals for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the Offer and the Merger. Lazard did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor does its opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that we had obtained such advice we deemed necessary from qualified professionals.

The following is a brief summary of the material financial and comparative analyses that Lazard deemed to be appropriate in connection with rendering its opinion. The following summaries of financial analyses include information included in tabular format. You should read these tables together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses.

Comparable public companies analysis. Lazard reviewed and analyzed selected publicly available financial and other data of the following companies having businesses and trading characteristics that it deemed reasonably comparable to the Company:

•	ResMed Inc.;

•	Respironics, Inc.;

•	Teleflex Incorporated;

•	Fisher & Paykel Industries Limited;

•	Integra LifeSciences Holdings Corporation; and

•	Vital Signs, Inc.

In performing these analyses, Lazard reviewed and analyzed certain financial information, implied multiples and market trading data relating to the selected comparable companies and compared such information to corresponding information for the Company. The estimated financial information for the selected public companies used by Lazard in its analysis was based on public filings, the Institutional Brokers’ Estimate System’s, commonly referred to as “I/B/E/S,” consensus estimates or on recent research estimates published by certain Wall Street institutions. The historical financial information used by Lazard in its analysis was based on publicly available historical information. The financial information for the Company was based on projections and guidance provided to Lazard by the Company’s management.

For each of the selected public comparable companies, Lazard compared the enterprise value, that is, equity value plus debt and minority interest less cash and cash equivalents, of each company as a multiple of revenues, estimated earnings before interest, taxes, depreciation and amortization (commonly referred to as “EBITDA”), and estimated earnings before interest and taxes (commonly referred to as “EBIT”) for calendar years 2006, 2007 and 2008. The results of the analysis were as follows:

	Enterprise Value as a Multiple of:
	Revenues						EBITDA						EBIT
	2006		2007		2008		2006		2007		2008		2006		2007		2008
High	5.86	x	5.10	x	4.22	x	20.3	x	19.1	x	15.4	x	26.8	x	22.3	x	17.5	x
Mean	3.71		3.22		2.76		15.3		13.3		11.1		19.0		16.2		13.4
Median	3.45		3.01		2.70		15.6		12.7		10.6		18.8		15.8		12.9
Low	1.32		1.25		1.18		9.5		8.9		8.4		13.9		12.5		11.1

For each of the selected public comparable companies, Lazard also compared closing prices per share of common stock for each company as of May 10, 2007 as a multiple of estimated earnings per share (commonly referred to as “EPS”) for such company for calendar years 2006, 2007 and 2008. The results of the analysis were as follows:

	Closing Share Price as a Multiple of EPS
	2006		2007		2008
High	46.8	x	29.8	x	23.8	x
Mean	30.6		24.5		20.1
Median	29.3		24.2		19.4
Low	19.8		18.0		16.2

Based on the foregoing, Lazard derived an implied value per share range for the Company of $32.51 to $41.72.

Precedent Transactions Analysis

Lazard reviewed 26 change of control/sale transactions publicly announced since December 2002 for companies in the medical device industry.

The precedent transactions considered by Lazard were the following (in each case the acquirer is listed first, followed by the acquired company and then the date these transactions were publicly announced):

•	Inverness Medical Innovations, Inc./Biosite Incorporated—May 5, 2007

•	Beckman Coulter, Inc./Biosite Incorporated—May 2, 2007

•	Investor AB/Mölnlycke Health Care Group AB—January 26, 2007

•	Affiliates of The Blackstone Group, Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co. and Texas Pacific Group /Biomet, Inc.—December 18, 2006

•	Johnson & Johnson/Conor Medsystems, Inc.—November 16, 2006

•	Blackstone Capital Partners V L.P./Encore Medical Corporation—June 30, 2006

•	Thermo Electron Corporation/Fisher Scientific International Inc.—May 8, 2006

•	Millipore Corporation/Serologicals Corporation—April 25, 2006

•	Danaher Corporation/Sybron Dental Specialties Inc.—April 12, 2006

•	Indap AB/Gambro AB—April 3, 2006

•	Abbott Laboratories/Boston Scientific Corporation—Guidant Corporation—January 8, 2006

•	Bespak plc/King Systems Corporation—December 6, 2005

•	Smiths Group plc/MedVest Holdings Corporation—December 6, 2005

•	Boston Scientific Corporation/Guidant Corporation—December 5, 2005

•	Allergan Inc./Inamed Corporation—November 15, 2005

•	St. Jude Medical, Inc./Advanced Neuromodulation Systems, Inc.—October 16, 2005

•	Kohlberg Kravis Roberts & Co./Accellent Inc.—October 10, 2005

•	VIASYS Healthcare Inc./Pulmonetic Systems, Inc.—May 16, 2005

•	Resmed Inc./Saime SA—May 5, 2005

•	Apax Partners, L.P./Mölnlycke Health Care Group AB—April 21, 2005

•	Vital Signs, Inc./Baxter International Inc.—March 2, 2005

•	Smiths Group plc/DHD Healthcare, Inc. —July 1, 2004

•	Respironics, Inc./Profile Therapeutics plc—May 22, 2004

•	Cardinal Health, Inc./Alaris Medical Systems, Inc.—May 19, 2004

•	Teleflex Incorporated/Hudson Respiratory Care, Inc.—May 17, 2004

•	GE Medical Systems/Instrumentarium Corporation—December 18, 2002

The historical financial information used by Lazard in its analysis was based on publicly available historical information. To the extent publicly available, with respect to each precedent transaction Lazard reviewed the enterprise values of the acquired company implied by the transactions as a multiple of such acquired company’s revenue, EBITDA and EBIT and price to earnings ratio for the last twelve months, or LTM, prior to the public announcement of such precedent transaction. The following is a summary of its analyses:

	Enterprise Value as a Multiple of LTM:
	Revenues		EBITDA		EBIT		P/E
High	7.56	x	31.4	x	38.0	x	42.0	x
Mean	3.98		17.5		22.9		32.8
Median	3.48		15.6		22.9		32.5
Low	1.90		9.0		14.3		20.9

Based on the foregoing, Lazard derived an implied value per share range for the Company of $36.73 to $43.92.

Discounted Cash Flow Analysis. Based on the projections and guidance provided to Lazard by the Company’s management, Lazard performed an analysis of the present value of the projected free cash flows that the Company could generate from 2007 through 2011.

The Lazard financial advisors calculated implied net present values of free cash flows for the Company on a standalone basis for the years 2007 through 2011 using discount rates ranging from 9.0% to 11.0%, which was based on an analysis of the weighted average cost of capital of selected peer companies that Lazard viewed as reasonably comparable, and a terminal value in the year 2011 based on multiples ranging from 9.0 to 11.0 times EBITDA. Based upon the management estimates and assumptions set forth above, these analyses resulted in implied per share values ranging from $33.26 to $42.17.

Comparable Companies Sum-of-the-Parts Analysis. A sum-of-the parts valuation analysis reviews a business’s operating performance and outlook on a segment-by-segment basis to determine an implied market value for the enterprise as a whole. Lazard performed a comparable companies sum-of-the-parts valuation analysis for the Company by analyzing the following 22 selected comparable companies each with respect to the applicable Company business segment:

Respiratory	NeuroCare	Orthopedics	MedSystems
ResMed Inc.	Integra LifeSciences Holdings Corporation	Wright Medical Group, Inc.	Tyco International Ltd.

Respironics, Inc.	OSI Systems, Inc.	Symmetry Medical Inc.	Kimberly-Clark Corporation

Teleflex Incorporated	Natus Medical Incorporated	Osteotech, Inc.	Cardinal Health

Fisher & Paykel Industries Limited	Aspect Medical Systems, Inc.	Memry Corporation	Teleflex Incorporated

Vital Signs, Inc.	NeuroMetrix, Inc.		Arrow International, Inc.

Restore Medical, Inc.	Criticare Systems Inc.		Conmed Corporation

For each of the selected comparable companies, Lazard compared the enterprise value of each company as a multiple of revenues, EBITDA and EBIT for calendar years 2006, 2007 and 2008. For each of the selected public comparable companies, Lazard also compared closing prices per share of common stock for each company as of May 10, 2007 as a multiple of EPS for such company for calendar years 2006, 2007 and 2008. The estimated financial information for the selected public companies used by Lazard in its analysis was based on public filings, “I/B/E/S,” consensus estimates or on recent research estimates published by certain Wall Street institutions. The historical financial information used by Lazard in its analysis was based on publicly available historical information. The financial information for the Company was based on projections and guidance provided to Lazard by the Company’s management.

Based on the foregoing, Lazard derived the following range of total enterprise value to EBITDA multiples for each of the respective business segments of the Company:

Range of Enterprise Value as a Multiple of EBITDA
Respiratory	10.0x – 12.0x
NeuroCare	10.0x – 12.0x
Orthopedics	8.0x – 10.0x
MedSystems	8.0x – 10.0x

Lazard then calculated implied per share equity values for the Company’s common stock by applying the foregoing range of EBITDA to the Company’s estimated 2008 EBITDA, less an EBITDA multiple ranging from 10.0x to 12.0x for group office expenses. Lazard’s comparable companies sum-of-the-parts analysis did not assume a breakup of the Company and accordingly the tax consequences of any such breakup of the Company were not taken into account.

Based upon the assumptions set forth above, Lazard derived an implied value per share range for the Company of $34.86 to $42.23.

Miscellaneous. The preparation of financial analyses is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or the summary set forth above without considering the analyses as a whole could create an incomplete or misleading view of the process underlying Lazard’s presentation to the Company Board. In formulating its presentation to the Company Board, Lazard considered the results of all of its analyses and did not attribute any particular weight to any factor or analyses considered by it; rather, Lazard formulated its presentation on the basis of its experience and professional judgment after considering the results of its analyses. No company used in the above analyses as a comparison is directly comparable to the Company and no transaction used in the above analyses is directly comparable to the Offer and the Merger contemplated by the Merger Agreement. The analyses were prepared for the purpose of Lazard rendering advice to the Company Board in connection with its consideration of the Merger Agreement, and those analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which may be significantly more or less favorable than set forth in the analyses. You should understand that estimates of values and forecasts of future results contained in the analyses, whether publicly available or provided by the Company’s management, were based on numerous assumptions and forecasts with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and Lazard and are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses.

In performing its analyses, Lazard made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters. Because those analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the Company’s control or the control of the Company’s advisors, neither the Company, Lazard nor any other person assumes responsibility if future results or actual values are materially different from those forecasts or estimates contained in the analyses.

In connection with Lazard’s services as the Company Board’s investment banker, the Company has agreed to pay Lazard a fee for its services equal to 1.15% of the aggregate consideration minus $5,000,000, a portion of which was payable for rendering its opinion with the remainder contingent upon consummation of the transaction. In addition, the Company has agreed to reimburse Lazard for all reasonable document production and out-of-pocket expenses incurred in connection with its engagement under the Lazard Engagement Letter, including the fees of outside counsel.

Lazard may in the future provide investment banking services to the Company or Cardinal Health and would expect to receive customary fees.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity owned in large part by managing directors of Lazard) may actively trade the securities of the Company and/or the securities of Cardinal Health for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and securities services. Lazard was selected to act as investment banker to the Company Board because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the Company.

Lazard prepared these analyses for the purpose of providing an opinion to the Company Board as to the fairness, from a financial point view, of the $42.75 per share cash consideration to be received in the Offer and the Merger by the holders of Common Stock (other than Cardinal Health and its affiliates). The $42.75 per share in cash consideration to be received by the holders of Common Stock (other than Cardinal Health and its affiliates) pursuant to the Merger Agreement was determined through arm’s-length negotiations between the Company and Cardinal Health and was approved by the Company Board. Lazard did not recommend any specific consideration to the Company or that any given consideration constituted the only appropriate consideration for the Offer and the Merger.

As described above, the opinion of Lazard was one of many factors taken into consideration by the Company Board in making the determination to approve the Offer and the Merger and the Merger Agreement. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Company Board with respect to the consideration of $42.75 per share in cash or of whether the Company Board would have been willing to agree to a different consideration. Additionally, Lazard’s opinion is not intended to confer any rights or remedies upon Cardinal Health, or any of the Company’s or Cardinal Health’s stockholders, employees or creditors.

ITEM 9. EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 23, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Offeror on May 23, 2007 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).

(a)(2)	Letter to Stockholders from the Chief Executive Officer of the Company, dated May 23, 2007.

(a)(5)(A)	Summary Advertisement published in the Wall Street Journal on May 23, 2007 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

Exhibit No.	Description
(a)(5)(B)	Opinion of Lazard Frères & Co. LLC to the Board of Directors of the Company, dated May 11, 2007 (incorporated by reference to Annex II attached to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of May 11, 2007, among Cardinal Health, Offeror and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 14, 2007).

(e)(2)(A)	Amended and Restated Employment Agreement, effective as of November 15, 2006, by and between the Company and Randy H. Thurman (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 15, 2006).

(e)(2)(B)	Amended and Restated Employment Agreement, dated as of May 26, 2006, by and between the Company and Matthew M. Bennett (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 2, 2006).

(e)(2)(C)	Amended and Restated Employment Agreement, dated as of May 26, 2006, by and between the Company and Martin P. Galvan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 2, 2006).

(e)(2)(D)	Amended and Restated Employment Agreement, dated as of September 26, 2006, by and between the Company and Edward Pulwer (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 26, 2006).

(e)(2)(E)	Amended and Restated Employment Agreement, dated as of May 26, 2006, by and between the Company and Giulio A. Perillo (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on June 2, 2006).

(e)(2)(F)	Amended and Restated Employment Agreement, dated as of May 26, 2006, by and between the Company and John F. Imperato (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on June 2, 2006).

(e)(2)(G)	Amended and Restated Employment Agreement, dated as of May 26, 2006, by and between the Company and Thomas I. Kuhn (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on June 2, 2006).

(e)(2)(H)	Amended and Restated Employment Agreement, dated as of May 26, 2006, by and between the Company and Gregory G. Martin (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on June 2, 2006).

(e)(2)(I)	Amended and Restated Employment Agreement, dated as of May 26, 2006, by and between the Company and Arie Cohen (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 8, 2007).

(e)(2)(J)	Amended and Restated Employment Agreement, dated as of May 26, 2006, by and between the Company and Gary F. Mathern.

(e)(3)(A)	Change of Control Executive Retention Agreement, dated as of May 26, 2006, by and between the Company and Scott Hurley (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on June 2, 2006).

(e)(3)(B)	Change of Control Executive Retention Agreement, dated as of May 26, 2006, by and between VIASYS Healthcare, Inc. and Wesley N. Riemer (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on June 2, 2006).

(e)(4)	Confidentiality Agreement, dated as of April 19, 2007, by and between the Company and Cardinal Health.

(e)(5)	Amendment to Rights Agreement, dated as of May 11, 2007, by and between the Company and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 14, 2007).

(g)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2007

VIASYS HEALTHCARE INC.

By:	/S/ RANDY H. THURMAN
NAME: Randy H. Thurman
TITLE: Chairman, President and Chief Executive Officer

ANNEX I

VIASYS HEALTHCARE INC.

227 Washington Street, Suite 200

Conshohocken, PA 19428

(610) 862-0800

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about May 23, 2007 to holders of record of common stock, par value $0.01 per share (the “Common Stock”), of VIASYS Healthcare Inc. (the “Company”) as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer by Eagle Merger Corp., a Delaware corporation (“Offeror”), a wholly owned subsidiary of Cardinal Health, Inc., an Ohio corporation (“Parent”), for all of the issued and outstanding shares of Common Stock. Capitalized terms used and not otherwise defined herein will have the meaning set forth in the Schedule 14D-9. In this Information Statement, we sometimes use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by the Parent to at least a majority of the seats on the Company Board of Directors (the “Company Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of May 11, 2007, as it may be amended from time to time (the “Merger Agreement”), among Parent, Offeror and the Company.

Pursuant to the Merger Agreement, Offeror commenced a cash tender offer on May 23, 2007, to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $42.75 per share, plus, if the date upon which the Parent or Offeror or their affiliate accepts for payment any shares of Common Stock pursuant to the Merger Agreement has not occurred on or prior to June 25, 2007, an additional $0.007027 per share for each day during the period commencing on June 25, 2007 and ending on the date of first acceptance, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, as each shall be amended from time to time, is referred to in this Information Statement as the “Offer.” Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of June 20, 2007, at which time if all conditions to the Offer have been satisfied or waived, Offeror will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to Company stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 23, 2007.

The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the Appointment Time, and from time to time thereafter, Offeror will be entitled to designate a number of the Company’s directors, rounded to the nearest whole number constituting at least a majority of the directors, on the Company Board as will give the Offeror representation on the Company Board equal to the product of number of directors on the Company Board and the percentage that such number of shares of Company Common Stock beneficially owned by Parent or its affiliates bears to the total number of shares of Company Common Stock then outstanding. Under the terms of the Merger Agreement, upon Parent’s request, the Company will use reasonable best efforts to promptly, at Parent’s election, either increase the size of the Board of Directors or seek and accept the resignation of such number of directors as is necessary to enable Parent’s designees to be so elected. At such times, the Company will cause individuals designated by Parent to constitute the number of members of each committee of the Company Board, rounded up to the next whole number, that represents the same percentage as such individuals represent on the Company Board, other than any committee of the Company Board established to take action under the Merger Agreement, which committee shall be composed only of Independent Directors (as defined below). However, until the Effective Time, the Company will cause the Board to include at least two of the Company’s directors who are (i) directors as of the date of the Merger Agreement, (ii) independent directors for purposes of the continued listing requirements of the New York Stock Exchange and (iii) reasonably satisfactory to Parent (the “Independent Directors”). If an Independent Director is unable to serve, the remaining Independent Directors may designate another director as of the date of the Merger Agreement to serve as Independent Director. If no Independent Director remains prior to the Effective Time, a majority of the members of the Company Board as of the date of the Merger Agreement may designate two persons to fill the vacancy subject to certain conditions, and such persons will be deemed to be Independent Directors. Following the Appointment Time and prior to the Effective Time, Parent and Offeror will prevent any amendment or termination of the Merger Agreement, any extension by the Company of the time for performance of any of the obligations or other acts of the Offeror or Parent or waiver of any of the Company’s rights under the Merger Agreement or other action adversely affecting the rights of the Company stockholders (other than Parent or Offeror), from being effected without the affirmative vote of a majority of the Independent Directors. In addition, following the Appointment Time and prior to the Effective Time, neither Parent nor Offeror shall take any action to remove any Independent Director absent cause.

This Information Statement is required by Section 14(f) of the U.S. Securities Exchange Act of 1934 and Rule 14f-1 thereunder in connection with the appointment of Offeror’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information incorporated by reference into this Information Statement) concerning Parent, Offeror and Offeror’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

OFFEROR DESIGNEES

Name	Age	Position(s)
Brendan A. Ford	49	Executive Vice President—Corporate Development of Cardinal Health, since November 1999; Interim General Counsel and Secretary of Cardinal Health, April 2005 to November 2005.

Jeffrey W. Henderson	42	Chief Financial Officer since May 2005 of Cardinal Health, after joining Cardinal Health as Executive Vice President, April 2005. President and General Manager of Eli Lilly Canada, Inc., a subsidiary of Eli Lilly and Company, a pharmaceutical company, July 2003 to April 2005. Vice President and Corporate Controller, Eli Lilly, January 2000 to July 2003. Mr. Henderson is a citizen of Canada.

James Hinrichs	39	Senior Vice President and Chief Financial Officer of Clinical Technologies and Services of Cardinal Health, since August 2005; Vice President—Investor Relations of Cardinal Health, February 2004 to August 2005; Senior Director, Global Financial Transactions of Merck & Co., Inc., a pharmaceutical company, April 1999 to February 2004.

Michael Lynch	46	Group President—Medical Products Manufacturing of Cardinal Health, since July 2004; President, Medical Specialties of Cardinal Health, February 2004 to July 2004; President, Gloves of Cardinal Health, October 1999 to February 2004.

Angela Perkins	42	Chief Financial Officer, Medical Products Manufacturing of Cardinal Health, since October 2005; Vice President and Controller of Supply Chain Services—Medical of Cardinal Health, July 2002 to October 2005; Finance Director for the Supply Chain Services—Medical Ambulatory Care business of Cardinal Health, September 2000 to July 2002.

David L. Schlotterbeck	60	Chief Executive Officer—Clinical and Medical Products of Cardinal Health, since May 2007. Chief Executive Officer—Pharmaceutical and Medical Products of Cardinal Health, August 2006 to May 2007; Chairman and Chief Executive Officer—Clinical Technologies and Services of Cardinal Health, August 2004 to August 2006. President of Alaris, a subsidiary of Cardinal Health, June 2004 to August 2004. President and Chief Executive Officer and a director of Alaris, November 1999 to June 2004 (director of STAAR Surgical Co., a developer and manufacturer of ophthalmic products). Mr. Schlotterbeck’s business address is c/o Cardinal Health, Inc., 3750 Torrey View Ct., San Diego, CA 92130.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $0.01, and 5,000,000 shares of Preferred Stock, par value $0.01. As of May 8, 2007, there were 33,340,002 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of May 3, 2007:

Name	Age	Positions and Offices Presently Held
Randy H. Thurman	57	Chairman, President and Chief Executive Officer

Ronald A. Ahrens	67	Director

Sander A. Flaum	70	Director

Kirk E. Gorman	56	Director

Thomas W. Hofmann	55	Director

Fred B. Parks, Ph.D.	59	Director

Rebecca W. Rimel	55	Director

Elliot J. Sussman, M.D.	55	Director

Matthew M. Bennett	35	Executive Vice President, Legal, Business Development and Regulatory and Quality Affairs, and Secretary

Martin P. Galvan	54	Executive Vice President, Chief Financial Officer, Information Technology and Director of Investor Relations

Edward Pulwer	60	Executive Vice President, Chief Operating Officer

John F. Imperato	49	Senior Vice President, Business Operations

Thomas I. Kuhn	53	Senior Vice President and Group President, MedSystems

Giulio A. Perillo	60	Senior Vice President and Group President, Orthopedics

Arie Cohen	59	Group President, Respiratory Care

Gregory G. Martin	51	Group President, International Operations

Scott Hurley	48	Vice President and Corporate Controller

Wesley N. Riemer	49	Vice President and Corporate Treasurer

Gary F. Mathern	63	Vice President, Human Resources

Set forth below are biographical summaries, including positions and offices held during the past 5 years, of each current director and executive officer of the Company. There are no family relationships among the executive officers and directors. In May 2006, the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws were amended to eliminate the classification of the Board. The executive officers are elected or appointed by the Board of Directors of the Company or by an appropriate subsidiary board of directors and serve until the election or appointment of their successors or their earlier death, resignation or removal.

Randy H. Thurman

Mr. Thurman has served as Chief Executive Officer since April 2001 and became Chairman of the Board upon the Company’s spin-off in November 2001. Since July 2004, Mr. Thurman has also served as President. From 1996 to April 2001, Mr. Thurman served as Chairman and Chief Executive Officer of Strategic Reserves LLC, a privately held company providing funding and strategic direction to healthcare technology companies. From 1993 to 1996, Mr. Thurman was Chairman and CEO of Corning Life Sciences, Inc., which was a global leader in clinical laboratory testing, pharmaceutical research and esoteric reference testing. Concurrent with the aforementioned positions, Mr. Thurman served as Chairman of the Board of Enzon Pharmaceuticals, Inc. from 1994 to 2001. From 1984 to 1993, Mr. Thurman held various positions at Rhone-Poulenc Rorer Pharmaceuticals, Inc., a global pharmaceutical company, ultimately as its President.

Ronald A. Ahrens

Mr. Ahrens has served as a director of the Company since November 2001 and was named Lead Director in May 2004. Mr. Ahrens, a retired senior executive, has served as an advisor to Merck & Company, Inc., a pharmaceutical company, since 1995. From 1991 to 1995, Mr. Ahrens served as the President of Merck Consumer Healthcare Group Worldwide. Mr. Ahrens retired as Chairman of the Board of Directors of Closure Medical Corporation in June 2004. Mr. Ahrens is also a director of TEMPTIME Corporation, a medical technology company.

Sander A. Flaum

Mr. Flaum has served as a director of the Company since November 2003. Mr. Flaum is currently Managing Partner of Flaum Partners, Inc., a consultancy focused on transformational thinking for the Pharmaceutical and Biotech Industries. Mr. Flaum retired as Chairman of Euro RSCG Life in December 2003; prior to that he was Chairman and CEO of Robert A. Becker Euro RSCG. Mr. Flaum also serves as Adjunct Professor of Management at Fordham University Graduate School of Business and acts as Chairman of the Fordham Leadership Forum, which he founded in 1999. Mr. Flaum also served 18 years with Lederle Laboratories (“Lederle”) (now Wyeth). During his tenure with Lederle, Mr. Flaum served in several capacities, including Marketing Director, Ethical and Biologic Products. Mr. Flaum directed 58 product launches during his distinguished career. Mr. Flaum is also a director of Fisher College of Business at The Ohio State University, Fordham University Graduate School of Business, and the Monterey Institute of International Studies.

Kirk E. Gorman

Mr. Gorman has served as a director of the Company since February 2005 and previously from November 2001 to December 2003. Since October 1, 2003, Mr. Gorman has served as Senior Vice President and Chief Financial Officer of Jefferson Health System, the largest hospital system in metropolitan Philadelphia. From 1992 to 2003, Mr. Gorman served as Senior Vice President and Chief Financial Officer of Universal Health Services, Inc. Mr. Gorman is also a director of IASIS Healthcare Corporation.

Thomas W. Hofmann

Mr. Hofmann has served as a director of the Company since April 2004. Since December 2001, Mr. Hofmann has served as Senior Vice President and Chief Financial Officer of Sunoco, Inc., and held the title of Vice President and Chief Financial Officer from July 1998 to December 2001. Mr. Hofmann is also a director of Sunoco Logistics Partners L.P.

Fred B. Parks, Ph.D.

Dr. Parks has served as a director of the Company since April 2004. Since May 2003, Dr. Parks has served as Chairman and Chief Executive Officer of Urologix, Inc. From 1999 to 2003, Dr. Parks served as Chief Executive Officer for Philips Medical Systems-Cleveland (formerly Marconi Medical). From 1998 to 1999, Dr. Parks served as President, COO and Board member for St. Jude Medical, Inc., a medical device company focusing on implantable cardiovascular products. From 1976 to 1997, Dr. Parks was employed by EG&G, Inc. (now PerkinElmer, Inc.), a diversified technology global corporation, where he served as President, COO and board member.

Rebecca W. Rimel

Ms. Rimel was appointed to serve on the Board of Directors on January 17, 2007. Since 1994, Ms. Rimel has served as the President and Chief Executive Officer of The Pew Charitable Trusts, which consist of seven individual funds that provide organizations and citizens with fact-based research and tactical solutions. From 1983 to 1994, Ms. Rimel held various executive and management positions with The Pew Charitable Trusts.

Ms. Rimel also serves as a Member of the Board of Directors of the Deutsche Asset Management/DWS Scudder Funds, as a Trustee Emeritus of Monticello (the Thomas Jefferson Foundation), a Member of the PNC Bank Advisory Board for Philadelphia and Southern New Jersey, and a Member of the Executive Committee of the Greater Philadelphia Chamber of Commerce.

Elliot J. Sussman, M.D.

Dr. Sussman has served as a director of the Company since May 2005. Since September 1993, Dr. Sussman has served as President and Chief Executive Officer of Lehigh Valley Hospital and Health Network, a comprehensive integrated health care network that includes three hospitals, a 200-member physician group and six community health centers. From 1989 to 1993, Dr. Sussman was Associate Dean and Associate Professor of Medicine, Biological Sciences Division & Pritzker School of Medicine, University of Chicago. His professional experience also includes serving as Executive Director, Clinical Practices of the University of Pennsylvania, Associate Administrator and Director, Clinical Effectiveness Program, Hospital of the University of Pennsylvania, and Associate Professor of Medicine at the University of Pennsylvania. In addition to serving as a Trustee of the Lehigh Valley Hospital and Health Network, Dr. Sussman is also a director of the Allentown Art Museum, Lehigh University, Lehigh Valley PBS/WLVT TV, as well as the Universal Health Realty Income Trust, and ICAD, Inc.

Matthew M. Bennett

Mr. Bennett has served as Executive Vice President, Legal, Business Development and Secretary since January 2006. Mr. Bennett joined VIASYS Healthcare Inc. in October 2003 as Corporate Vice President and General Counsel. In September 2004, he was named Senior Vice President, General Counsel and Business Development; in January 2006 he was named Executive Vice President, Legal, Business Development and Secretary; and in January 2007 he assumed the additional responsibility for worldwide quality and regulatory affairs. Mr. Bennett previously represented VIASYS Healthcare Inc. since its spin-off in 2001 as the Company’s outside counsel at Morgan, Lewis & Bockius LLP. Before joining Morgan Lewis, Mr. Bennett was a defense attorney at Stradley, Ronon, Stevens & Young LLP and a clerk for the Superior Court of New Jersey.

Martin P. Galvan

Mr. Galvan has served as Executive Vice President, Chief Financial Officer and Director Investor Relations since January 2006. Beginning in November 2006, Mr. Galvan also took on the responsibilities of Information Technology. From June 2001 to January 2006, Mr. Galvan served as Senior Vice President, Chief Financial Officer, Director of Investor Relations. From June 2001 to October 2003, Mr. Galvan was also Secretary. Prior to joining the Company, from 1999 to 2001, Mr. Galvan was Chief Financial Officer of Rodel, Inc. From 1979 to 1998, Mr. Galvan held several positions with Rhone-Poulenc Rorer Pharmaceuticals, Inc., including Vice President, Finance Worldwide; President & General Manager, RPR Mexico & Central America; Vice President, Finance, Europe/Asia Pacific and Chief Financial Officer, United Kingdom & Ireland.

Edward Pulwer

Mr. Pulwer has served as Executive Vice President, Chief Operating Officer since November 2006. From July 2004 to November 2006, Mr. Pulwer served as Executive Vice President and Group President, Respiratory Care. Mr. Pulwer served as Group President, Critical Care from November 2002 to July 2004, Group President, Respiratory Technologies from July 2001 to November 2002, General Manager of SensorMedics from 1999 to July 2001 and Vice President of Sales of SensorMedics from 1996 to 1999. Mr. Pulwer held various sales and marketing positions at SensorMedics from 1983 to 1996. Prior to joining the Company, from 1977 to 1983, Mr. Pulwer was Group Product Manager for Respiratory Care Products of American Hospital Supply Corporation—Scientific Products Division, which is currently a division of Cardinal Health, Inc.

John F. Imperato

Mr. Imperato has served as Senior Vice President, Business Operations since January 2006. From October 2001 to January 2006, Mr. Imperato served as Corporate Vice President, Finance. Prior to joining the Company, from 2000 to 2001, Mr. Imperato was Chief Financial Officer of Auxilium A2, Inc., a start-up pharmaceutical company engaged in development and marketing of ethical pharmaceutical products. From 1999 to 2000, Mr. Imperato was Chief Financial Officer of Omnicare Clinical Services, Inc., a contract research organization. From 1984 to 1998, Mr. Imperato held several positions with Rhone-Poulenc Rorer Pharmaceuticals, Inc., including Vice President, Finance, Worldwide Industrial Operations.

Thomas I. Kuhn

Mr. Kuhn has served as Senior Vice President and Group President, MedSystems since January 2006. Mr. Kuhn served as Group President, MedSystems from 2002 to January 2006. Mr. Kuhn served as President of Corpak from 1992 to 2002. From 1983 to 1992, Mr. Kuhn held the following positions at Corpak: Senior Vice President from 1989 to 1992, Vice President, Operations from 1987 to 1989, Vice President Finance and Administration from 1985 to 1987 and Controller from 1983 to 1985.

Giulio A. Perillo

Mr. Perillo has served as Senior Vice President and Group President, Orthopedics since January 2006. From September 2004 to January 2006, Mr. Perillo served as Group President, VIASYS Orthopedics. Mr. Perillo served as Group President, Operations and Corporate Quality from October 2003 to September 2004 and Corporate Vice President, Operations Management and Systems from March 2003 to October 2003. Prior to joining the Company, Mr. Perillo worked for Cardinal Health, Inc. as Vice President and General Manager of Cardinal Health’s contract pharmaceutical and development business. From 1998 to 2000, Mr. Perillo was President of Omnicare Pharmaceuticals, Inc. From 1997 to 1998, Mr. Perillo was President and Chief Operating Officer of USA Detergents, Inc. From 1994 to 1997, Mr. Perillo was Vice President and General Manager of Centeon Bio-Services, Inc., a global plasma collection company. From 1990 to 1994, Mr. Perillo was Vice President, Worldwide Manufacturing of Rhone-Poulenc Rorer Pharmaceuticals, Inc.

Arie Cohen

Mr. Cohen has served as Group President, Respiratory Care since November 2006. From August 2005 to November 2006, Mr. Cohen served as Division President, Pulmonetic Systems Inc. From January 2005 to August 2005, Mr. Cohen served as Executive Vice President and General Manager, Respiratory Care. Mr. Cohen served as Group President, Respiratory Technologies from July 2004 to January 2005 and Vice President, Strategic Initiatives from November 2003 to July 2004. From 2001 to 2003, Mr. Cohen founded and operated ARC Healthcare Consulting. Prior to joining VIASYS, Mr. Cohen worked in senior executive positions for several medical technology companies, including Bear Medical Systems, Datascope Corporation and Respironics.

Gregory G. Martin

Mr. Martin has served as Group President, International Operations since November 2006. From January 2006 to November 2006, Mr. Martin served as Group President, Customer Care and Information Technology. From November 2003 to January 2006, Mr. Martin served as Division President, Customer Care. Prior to joining the Company, from 1997 to November 2003, Mr. Martin held the following positions with DecisionOne: Senior Vice President, Field Operations from November 1999 to November 2003, Senior Vice President, Major Account Operations for DecisionOne’s top 200 Customers from January 1999 to November 1999, and Vice President and General Manager of DecisionOne Canada from 1997 to January 1999.

Scott Hurley

Mr. Hurley has served as Vice President and Corporate Controller since April 2005. Prior to joining the Company, from January 2004 to April 2005, Mr. Hurley was Vice President, Corporate Controller and Treasurer of Incyte Corporation, a Wilmington, Delaware-based company involved in the discovery and development of oral compounds for the treatment of HIV, inflammation, cancer and diabetes. From 1998 to 2003, Mr. Hurley served as Corporate Controller and Executive Officer of Arrow International, Inc., a company that develops, manufacturers and markets catheters and related products for critical and cardiac care. From 1993 to 1998, Mr. Hurley served as Director of Finance, Worldwide Industrial Operations Division of Rhone-Poulenc Rorer Pharmaceuticals, Inc.

Wesley N. Riemer

Mr. Riemer has served as Vice President and Corporate Treasurer since December 2001. Prior to joining the Company, from August 1998 to December 2001, Mr. Riemer was Assistant Vice President, International Tax at CIGNA Corporation. From June 1991 to August 1998, Mr. Riemer held several positions within Rhone-Poulenc Rorer Pharmaceuticals, Inc.’s tax department, most recently as Director, International Tax Planning.

Gary F. Mathern

Mr. Mathern has served as Corporate Vice President, Human Resources since June 2001. Prior to joining the Company, from 1995 to 2001 Mr. Mathern was a Human Resources Consultant to various startup companies. From 1986 to 1995, Mr. Mathern served as Senior Vice President, Human Resources for QVC, Inc., a company that is a televised shopping service.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE MATTERS

The Board held 12 meetings during the Company’s last fiscal year ended December 30, 2006. The Board currently has a Compensation Committee, an Audit Committee, and a Nominating and Governance Committee. During the last fiscal year, no current director attended fewer than 75% of the total number of meetings of the Board and the committees of which he was a member.

The Company operates within a comprehensive plan of corporate governance for the purpose of defining independence, assigning responsibilities, setting high standards of professional and personal conduct and assuring compliance with such responsibilities and standards. The Company regularly monitors developments in the area of corporate governance.

Director Independence

The standards relied upon by the Board in affirmatively determining whether a director is “independent,” in compliance with the rules of the New York Stock Exchange (the “NYSE”), are comprised, in part, of those objective standards set forth in the NYSE rules. The Board has adopted certain specific categorical standards to ensure that independent directors do not have a material relationship with the Company, either directly or as a partner, stockholder or officer of an organization, its parent or a consolidated subsidiary that has a relationship with the Company. These guidelines are consistent with the independence requirements of the NYSE listing standards and are set forth in the Company’s Corporate Governance Guidelines, which are available on the Company’s website, www.viasyshealthcare.com. The information on the website listed in this proxy statement is not and should not be considered part of this proxy statement and is intended to be an inactive textual reference only.

The Board, in applying the above-referenced standards, has affirmatively determined that the Company’s current independent directors are: Ronald A. Ahrens, Sander A. Flaum, Kirk E. Gorman, Thomas W. Hofmann, Fred B. Parks, Ph.D., Rebecca W. Rimel, and Elliot J. Sussman, M.D.

Compensation of Directors

Director Compensation Table

Name (a)	Fees Earned or Paid in Cash ($) (b)		Stock Awards ($) (c)		Option Awards ($) (d)		Non-Equity Incentive Plan Compensation ($) (e)	All Other Compensation ($) (g)	Total ($) (h)
Ronald A. Ahrens	—	(1)	59,433	(2)	32,963	(4)	—	—	92,396
Sander A. Flaum	—	(1)	95,283	(2)	24,469	(5)	—	—	119,752
Kirk E. Gorman	—	(1)	62,258	(2)	4,041	(6)	—	—	66,299
Thomas W. Hofmann	32,500		89,073	(2)	11,013	(7)	—	—	132,586
Robert W. O’Leary	—	(1)	155,824	(2)(3)	50,420	(3)(6)	—	—	206,244
Fred B. Parks, Ph.D.	—	(1)	89,073	(2)	21,874	(5)	—	—	110,947
Elliot J. Sussman, M.D.	—	(1)	73,633	(2)	12,514	(6)	—	—	86,147

(1)	Messrs. Ahrens, Flaum, Gorman, O’Leary, Parks, and Sussman elected to receive their entire fees in the form of options to purchase shares of our common stock.

(2)	The amount here represents the aggregate dollar amount of the stock awards recognized for financial statement reporting purposes with respect to fiscal year 2006, computed in accordance with FAS 123R. As part of the Company’s director compensation policy, each director receives an annual equity grant of 3,000 deferred stock units in May of each year for each subsequent year of service. Such annual equity grant is amortized over a three-year period and recognized accordingly in our financial statements. As a result, the amount here represents expenses relating to the annual grants made in 2004, 2005 and 2006. The 2006 annual grant was made on May 11, 2006 and has a grant date fair value of $76,650 computed by multiplying 3,000 shares by $25.55, the closing sale price of our common stock reported by the New York Stock Exchange on the grant date.

(3)	Mr. O’Leary passed away on August 14, 2006. As a result of his death, all of his deferred stock units and stock option grants immediately vested. The unamortized compensation balance related to both his deferred stock units and stock option grants was expensed in 2006.

(4)	Mr. Ahrens elected to receive the entire amount of his fees in the form of options to purchase 6,457 shares of our common stock at an exercise price of $25.55 per share. These options were granted on May 11, 2006 and have a grant date fair value of $25.55 per share, the closing sale price of our common stock reported by the New York Stock Exchange on the grant date.

(5)	Each of Messrs. Flaum and Parks elected to receive the entire amount of his fees in the form of options to purchase 3,522 shares of our common stock at an exercise price of $25.55 per share. These options were granted on May 11, 2006 and have a grant date fair value of $25.55 per share, the closing sale price of our common stock reported on the New York Stock Exchange on the grant date.

(6)	Each of Messrs. Gorman, O’Leary and Sussman elected to receive the entire amount of his fees in the form of options to purchase 2,935 shares of our common stock at an exercise price of $25.55 per share. These options were granted on May 11, 2006 and have a grant date fair value of $25.55 per share, the closing sale price of our common stock reported on the New York Stock Exchange on the grant date.

(7)	The amount here represents the aggregate dollar amount of the cumulative stock option awards recognized for financial statement purposes with respect to fiscal year 2006, computed in accordance with FAS 123R. In 2005, Mr. Hofmann elected to receive the entire amount of his fees in the form of options. This amount represents one-third of the expense recognized by the Company in 2006.

Components of director compensation in 2006 included the following:

•

An annual retainer of $25,000 in cash (payable quarterly) or, if a director elects in lieu of the cash retainer payment, options to purchase $75,000 of Common Stock, calculated based on the market price of Common Stock on the date the options are granted (the “Market Price”). The exercise price for any options granted is equal to the Market Price. The options vest in three annual installments, commencing on the first anniversary of the date of grant;

•

Annual retainer of $5,000 in cash for the Compensation Committee chair and the Nominating and Governance Committee chair and $7,500 in cash for the Audit Committee chair (payable quarterly) or, if a director elects in lieu of the cash retainer payment, options to purchase a number of shares of Common Stock equal to three times the amount of the director’s annual cash retainer divided by the Market Price. The exercise price for any options granted is equal to the Market Price. The options vest in three annual installments, commencing on the first anniversary of the date of grant;

•

Annual retainer of $25,000 in cash for the Lead Director (payable quarterly) or, if the Lead Director elects in lieu of the cash retainer payment, options to purchase $75,000 of Common Stock, calculated based on the Market Price. The exercise price for any options granted is equal to the Market Price. The options vest in three annual installments, commencing on the first anniversary of the date of grant;

•	Initial equity grant to each new director of 7,500 stock units; and

•	Annual equity grant to each director of 3,000 stock units for each year of service.

The shares underlying the equity grants will not be certificated and delivered to the director by the Company until one year after the director’s retirement, except in limited circumstances (including a change in control), and as such may not be sold or transferred until the delivery date.

Audit Committee

The Audit Committee was established by and amongst the Board for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company.

The members of the Audit Committee are: Thomas W. Hofmann, who serves as Chairman, Kirk E. Gorman, and Elliot J. Sussman, M.D. The Board has determined that all of the members of the Audit Committee meet the independence and financial literacy requirements of the NYSE listing standards and applicable SEC rules. The Board has determined that Messrs. Hofmann and Gorman possess accounting or related financial management expertise, within the meaning of the listing standards of the NYSE, and are audit committee financial experts within the meaning of the applicable SEC rules. For relevant experience of Messrs. Hofmann and Gorman that qualify them as audit committee financial experts, please see their respective biographical information on page I-5.

The Audit Committee held 10 meetings during the Company’s last fiscal year. Ernst & Young LLP, the Company’s independent registered public accounting firm, reports directly to the Audit Committee.

The authority of the Audit Committee, as set forth in more detail in its Charter, includes selecting, evaluating and, where appropriate, replacing the accountants to be engaged as the Company’s independent registered public accounting firm, reviewing the fees received by and relationships between the independent registered public accounting firm and the Company, reviewing the results of the audit and other services provided by the independent registered public accounting firm, and reviewing with the independent registered public accounting firm and the Company’s financial and accounting personnel the adequacy and effectiveness of the Company’s accounting and financial controls.

Current copies of the Amended and Restated Audit Committee Charter can be obtained free of charge from the Company’s website, www.viasyshealthcare.com, or by contacting the Company at the address appearing on the first page of this proxy statement to the attention of the Secretary.

The Audit Committee, consistent with the Sarbanes-Oxley Act of 2002 and the rules adopted thereunder, meets with management and the Company’s independent registered public accounting firm prior to the filing of officers’ certifications with the SEC to receive information concerning, among other things, significant deficiencies in the design or operation of internal controls over financial reporting.

The Audit Committee has established the following procedures for: (i) the receipt, retention and treatment of complaints received by the Company regarding financial, accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by the Company’s employees of concerns regarding questionable financial, accounting, internal accounting controls or auditing matters.

•	The Company has published on its website a toll-free telephone number for receiving complaints regarding financial, accounting, internal accounting controls, or auditing matters.

•	The toll free number is answered and monitored by an independent third party, and the members of the Audit Committee have direct access to this independent third party, if necessary.

•	The independent third party which monitors the toll free number sends its reports to the Chairperson of the Audit Committee.

•	All complaints regarding financial, accounting, internal accounting controls, or auditing matters received on the toll-free telephone number are sent directly to the Audit Committee.

•	The Audit Committee may request special treatment, including the retention of outside counsel or other advisors, for any complaint addressed to it.

The Company’s internal audit group reports periodically throughout the year directly to the Audit Committee.

Compensation Committee

The members of the Compensation Committee are: Fred B. Parks, Ph.D., who serves as Chairman, Ronald A. Ahrens, Sander A. Flaum and Rebecca W. Rimel. The Board has determined that the members of the Compensation Committee meet the independence requirements of the NYSE listing standards. Further, each member of the Compensation Committee is a “Non-Employee Director” as defined in Rule 16b-3 under the Securities Exchange Act of 1934, and an “outside director” as defined for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee has authority, as delegated by the Board, in matters relating to compensation for corporate officers and administration of the Company’s incentive plans. The Compensation Committee held six meetings during the Company’s last fiscal year.

The Compensation Committee operates under a formal charter adopted by the Board that governs its duties and standards of performance. Copies of the Charter can be obtained free of charge from the Company’s website, www.viasyshealthcare.com, or by contacting the Company at the address appearing on the first page of this proxy statement to the attention of the Secretary.

Nominating and Governance Committee

The members of the Nominating and Governance Committee are: Elliot J. Sussman, M.D., who serves as Chairman, Ronald A. Ahrens, Sander A. Flaum and Rebecca W. Rimel. The Board has determined that the members of the Nominating and Governance Committee meet the independence requirements of the NYSE listing standards. The responsibilities of the Nominating and Governance Committee include making recommendations to the Board on Board organization and procedures, performing evaluations of the Board and individual directors and making director nominations. The Nominating and Governance Committee held three meetings during the Company’s last fiscal year.

The Nominating and Governance Committee considers candidates for Board membership suggested by its members, other Board members and outside search firms on occasion, as well as management and stockholders. A stockholder who wishes to recommend a prospective nominee for consideration by the Board must follow the procedures described in this proxy statement under the caption “Procedures for Nominating or Recommending for Nomination Candidates for Director.” Once the Nominating and Governance Committee has identified prospective nominees, background information is elicited about the candidates, following which they are investigated, interviewed and evaluated by the Committee, which then reports to the Board. No distinctions are made as between internally recommended candidates and those recommended by stockholders.

The Company’s Corporate Governance Guidelines provide that selection criteria for a director include character, judgment, and experience. Director candidates generally should have substantial accomplishments in their field, as well as high-level managerial experience. The Board seeks a balance of members with financial expertise, scientific expertise, current or recent senior executive responsibility in a public company, government experience, and familiarity with national, international and competitive issues facing the Company. Other relevant factors include independence and diversity of background or experience.

The Nominating and Governance Committee operates under a formal charter adopted by the Board that governs its duties and standards of performance. Copies of the Charter can be obtained free of charge from the Company’s website, www.viasyshealthcare.com, or by contacting the Company at the address appearing on the first page of this proxy statement to the attention of the Secretary.

Corporate Governance Guidelines

The Company has adopted a set of Corporate Governance Guidelines, including specifications for director qualification and responsibility. Copies of the guidelines can be obtained free of charge from the Company’s website, www.viasyshealthcare.com, or by contacting the Company at the address appearing on the first page of this proxy statement to the attention of the Secretary.

Code of Business Conduct and Ethics for Directors; Code of Conduct

The Company has adopted a Code of Business Conduct and Ethics for Directors and a Code of Conduct applicable to employees, including all officers of the Company. Violations of the Code of Business Conduct and Ethics for Directors may be reported to one or more of the Company’s General Counsel, the Chairman of the Board, the Chairman of the Audit Committee, or the Chairman of the Nominating and Governance Committee of the Board. Violations of the Code of Conduct may be reported to the Compliance Officer and the Audit Committee. Copies of the codes can be obtained free of charge from the Company’s website, www.viasyshealthcare.com, or by contacting the Company at the address appearing on the first page of this proxy statement to the attention of the Secretary.

Directors’ Attendance at Annual Meetings of Stockholders

It has been and is the policy of the Board to expect that all directors attend annual meetings of stockholders, except where the failure to attend is due to unavoidable circumstances or conflicts discussed in advance by the director with the Chairman of the Board. All of the then-current members of the Board attended the Company’s annual meeting of stockholders in 2006.

Non-Management Directors

Pursuant to the NYSE listing standards, the non-management directors of the Board met four times in 2006. The non-management directors will continue to meet at regularly scheduled executive sessions without management participation and, every two years, will elect one director to act as the Lead Director for each non-management meeting. Kirk E. Gorman is currently serving as Lead Director. Among other responsibilities, the Lead Director leads executive sessions of the Board (without members of management present) that occur at in-person meetings of the Board and at other times as directors may desire. He also works with the Chairman to set the Board agenda and determine the appropriate materials to be provided to the directors.

Communication with the Board of Directors

Any person who wishes to communicate with the Board, including the Lead Director of the non-management directors or the non-management directors as a group, may direct a written request addressed to such directors in care of General Counsel, at the address appearing on the first page of this proxy statement. The General Counsel will periodically forward such communications to the intended Board member or members, as appropriate.

Director Ownership Guidelines

The Guidelines regarding directors’ ownership of Common Stock were adopted in 2005 and amended in September 2006. Pursuant to the guidelines, as amended, directors are required to maintain meaningful equity ownership in the Company to align the interests of the Company’s directors with its stockholders. Accordingly, each director of the Company shall, by the date of the first regularly scheduled meeting of the Board in 2008, or within two years of the director’s election to the Board, whichever is later (such later date being the “Board Measurement Date”), own and hold shares of Common Stock of the Company with an aggregate market value of at least $200,000. These requirements shall be satisfied if the director owns shares of Common Stock of the Company, either acquired on the open market or received upon the exercise of stock options of the Company, or deferred stock units representing the right to receive shares of Common Stock of the Company, with an aggregate market value (which, on any given day, shall be determined based on the closing price of the Company’s Common Stock on the NYSE) that is equal to or exceeds $200,000 on any day prior to the Board Measurement Date.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

In this Compensation Discussion and Analysis, we address the compensation paid or awarded to our executive officers listed in the Summary Compensation Table that immediately follows this discussion. We refer to these executive officers as our Named Executive Officers, or NEOs.

2006 Compensation

Compensation Objectives

The broad objectives of our compensation programs are to attract high quality candidates and retain and motivate our existing executives as well as to link executive compensation to stockholder value creation. Our programs are designed to retain, incentivize and motivate our current executive group and the executives of businesses we may acquire in the future, and, additionally, provide a basis upon which to recruit talented management from larger medical device companies.

The compensation paid or awarded to our NEOs is designed to meet the following principles:

•

Provide compensation that is competitive with executives in organizations similar to VIASYS in terms of industry, size, organization structure and product platform. We refer to this objective as providing “competitive compensation.”

•

Create a compensation structure in which a significant portion of total compensation is based on the achievement of Company and individual performance objectives. We refer to this objective as “performance-based compensation.”

•

Promote the accumulation and retention of meaningful equity ownership that encourages and reinforces the alignment of executive and stockholder interests. We refer to this objective as “equity-based compensation.”

•	Provide an incentive for long-term continued employment with us. We refer to this objective as “retention compensation.”

Components of Compensation

The primary components of our executive compensation are base salary, annual cash bonus and long-term equity incentives in the form of options and restricted stock units. We developed various components of our 2006 compensation payments and awards to meet our objectives as follows:

Type of Compensation	Competitive Compensation	Performance- Based Compensation	Retention Compensation	Equity-Based Compensation
Base Salary	X
Bonuses	X	X	X
Stock Option Awards	X	X	X	X
Restricted Stock Unit Awards	X	X	X	X

Our philosophy is to target a competitive compensation range between the 50th and 75th percentiles of the market to provide flexibility in the delivery of the various components of pay based on our performance and the experience, special expertise and circumstances of our NEOs. In particular, we target both total annual cash compensation (comprised of base salary plus annual cash bonus) and total direct compensation (comprised of base salary, annual cash bonus and long-term incentives in the form of stock options and restricted stock units) between the 50th and 75th percentiles of such compensation paid to comparable executives of competitor companies. Due to the lack of any significant retirement program for executives, we feel it is justified to target compensation levels between the 50th and 75th percentiles of the market for pay and equity. We determine the mix of compensation based on competitive data. Accordingly, we do not have a specific policy for the allocation of compensation between short-term and long-term compensation or cash and equity compensation.

Determination of Competitive Compensation

In assessing competitive compensation, we annually review each element of total compensation paid by an identified group of peer companies. As part of the process of determining executive officer compensation for 2006, the Compensation Committee retained Watson Wyatt Worldwide to perform a benchmark study of our executive compensation that included a review of publicly available information relating to such peer group companies and published survey data. This dual approach to data collection is employed because we believe this allows us to collect data for executives of other companies that best match the roles our NEOs perform. The purpose of benchmarking is to provide our Compensation Committee with relevant external references as it considers executive compensation issues. Based on its benchmarking study, Watson Wyatt performed a review of pay and equity levels for our NEOs and recommended competitive ranges for each NEO for 2006.

The companies included in the peer group were selected because each is similar to the Company in terms of industry (medical devices and related healthcare manufacturing), size, organization structure and product platform. The peer group is reviewed annually to determine its relevance to us on an ongoing basis. Based on this review, companies may be excluded due to acquisitions or changes in trading status or size. Listed below is the peer group used in establishing external benchmarks for 2006 executive compensation:

• Advanced Medical Optics	• Haemonetics Corporation
• Analogic Corporation	• Inamed Corporation
• Arrow International	• Mentor Corporation
• CONMED Corporation	• Orthofix International
• Cooper Companies, Inc.	• PolyMedica Corporation
• CTI Molecular Imaging	• Respironics
• Cytyc Corporation	• ResMed Inc.
• Datascope Corporation	• Sybron Dental Specialties, Inc.
• Diagnostic Products Corporation	• West Pharmaceuticals

Watson Wyatt’s analysis included a review of SEC filings of companies in our identified peer group. Watson Wyatt also used in its analysis and recommendation industry data from nationally-recognized published compensation surveys, including the medical device and durable goods manufacturing industries. Scope measures, such as revenue or total number of employees, were used to further refine published survey data to ensure the data was relevant to the Company positions. For example, overall Company Corporate revenues were used to benchmark Mr. Thurman’s and Mr. Galvan’s roles. Comparatively, for all other NEO roles, the revenue size of the relevant business unit was used.

Process of Compensation Decisions

All elements of NEO compensation are reviewed each February, after a review of our Company financial and individual NEO performance for the prior year. At the same time, compensation and performance goals for the current year are established. Compensation may also be reviewed at other times during the year in connection with new appointments or promotions.

Recommendations for changes in base salary, target bonus opportunity and equity for our NEOs other than Mr. Thurman are proposed by Mr. Thurman, as these officers report directly to him. His recommendations are made in conjunction with a review of peer proxy and published market data described above, business factors and the individual performance of the executive. Though the determination of earned bonus amounts from the Management Incentive Program (as described below) is primarily formulaic based on performance achievements,

Mr. Thurman may make recommendations to the individual performance component of this program for each NEO other than himself. These recommendations are presented to the Compensation Committee which then has the authority to approve or modify them.

Likewise, the Compensation Committee recommends changes to our Board of Directors regarding Mr. Thurman’s base salary, bonus opportunity and equity grants. These recommendations are made in conjunction with a review of the peer proxy and published market data described above, business factors and the individual performance of Mr. Thurman. Though Mr. Thurman’s earned bonus from the Management Incentive Program is primarily formulaic based on performance achievements, the Compensation Committee may have recommendations on the individual performance component of this program for the Board to consider. Recommendations are presented to the Board which then has the authority to approve or modify them.

Base Salaries

We pay base salaries to our executives that are intended to be competitive taking into account the executive’s position, experience and performance. Taking into consideration the factors described above, all NEO base salaries were adjusted at the beginning of March 2006 to be within the prescribed range of recommendations provided by Watson Wyatt, with the exception of Mr. Thurman. The Compensation Committee, using its collective judgment, recommended to the Board that Mr. Thurman be paid at the higher end of the competitive range as a result of the evaluation of his individual performance and the role he plays within the Company. The Board approved this recommendation.

The salaries of our NEOs were adjusted as follows in 2006:

Name	2006 Base Salary	Percentage Increase from 2005 Base Salary
Randy H. Thurman	$700,000	7.7%
Arie Cohen	$272,190	5.5%
Lori J. Cross	$305,000	5.9%
Martin P. Galvan	$320,000	6.0%
Edward Pulwer	$330,000	5.8%

In November 2006, Mr. Pulwer and Mr. Cohen received promotions to new roles within the Company with additional responsibilities, and the salary increases received in connection with such promotions were 21.2%, and 17.6%, respectively. These increases were in addition to the increases set forth above.

Bonus

Annual cash incentive bonuses are awarded under our Management Incentive Program (the “Program”). The objectives of the Program are to motivate and reward eligible employees to achieve company and individual performance goals that create and enhance stockholder value. The Program is comprised of three performance measures:

•	Company-wide performance, measured in earnings per share, or EPS;

•	Strategic business unit, or SBU, performance measured in actual operating income, or OI, against budgeted OI for each SBU; and,

•	Individual performance, measured by the achievement of approved objectives.

A detailed description of each of the three components of the Program is provided below.

Company Performance—Earnings per Share (EPS)—Our Board approves EPS minimum, target and maximum goals at the beginning of each fiscal year after consideration of both the Board-approved budget and results from the prior year. These goals are used as the Company performance measures under the Program with payment scales at various points between minimum and maximum. If, at the end of the fiscal year, actual EPS is below the minimum goal, no bonuses will be paid under any element of the Plan, unless otherwise approved by the Compensation Committee (or the Board with respect to Mr. Thurman).

Business Unit Performance—Operating (OI)—Our Board approves each business unit’s OI budget minimum, target and maximum payout levels which are used as the business unit performance measure with payment scales between the minimum and maximum at the beginning of each fiscal year. It is generally our practice to establish the minimum payout target at least 5% above the prior year’s OI, and achievement of the minimum is necessary in order for a payout on this factor. If actual OI is below the minimum payout level for a particular business unit, participants in that business unit are not eligible to receive any bonus payout under the Plan, unless otherwise approved by the Compensation Committee (or the Board with respect to Mr. Thurman). If there is an acquisition or divestiture during the year, the original approved budget is reviewed and may be adjusted based on the OI impact of the acquired business.

Individual Performance—Individual goal payouts are discretionary, based on the achievement of pre-approved written individual objectives. Mr. Thurman formulates his own individual objectives based on the Company’s business plan for the year that are, in turn, approved by the Board on an annual basis. These objectives are made available to NEOs so that they may formulate their own objectives in a way that supports those developed by Mr. Thurman. The objectives created by each NEO are reviewed and approved by Mr. Thurman, then evaluated under the individual performance component of the Program.

Individual objectives support the achievement of established financial targets but also may, among other things, address expense control; implementation of technology service and product quality improvements; R&D enhancements and the meeting/exceeding of product development schedules and launches; strategic planning; business acquisition support; manufacturing improvements; improved education for our internal and external clients; and international integration activities.

Mr. Thurman submits a self-appraisal to the Board that provides written supporting documentation regarding the extent to which he has met or exceeded his individual objectives. The Board uses this self-appraisal to assist in determining Mr. Thurman’s individual performance payout. Mr. Thurman reviews each NEO’s performance against his/her written objectives and uses this to assist in determining their individual performance payout under this element of the plan, which is presented to the Compensation Committee for its consideration and approval.

A percentage of each individual’s bonus eligibility is tied to the applicable measures described above and weighted based upon the relative importance of each of the performance factors to the individual’s position. The weighting of the measures for 2006 is as indicated below:

	Weighting of Bonus Performance Factors
Name	Earnings Per Share (EPS)	Business Unit Operating Income (OI)	Individual Performance
Randy H. Thurman	70%	0%	30%
Arie Cohen	20%	50%	30%
Lori J. Cross	20%	40%	40%
Martin P. Galvan	70%	0%	30%
Edward Pulwer	20%	40%	40%

Because Messrs. Thurman and Galvan have responsibility for overall Corporate performance, we believe their bonus factors should be weighted primarily on EPS. During 2006, Messrs. Pulwer and Cohen and Ms. Cross were weighted more heavily on business unit OI to reflect their business unit oversight and responsibility. Individual performance for all NEOs is weighted at 30% - 40% of the overall bonus calculation.

The target bonus opportunities for each participant in the Program are set as a percentage of base salary within the competitive range established for such participant. In accordance with the Program, actual incentive payouts may range from 0% at below minimum performance, 100% (or one times target bonus) at target performance and up to 200% (or two times target bonus) at or above maximum performance.

The intent of the Program is to reward executives for high performance and accordingly, payouts are generally based on achievement of the performance goals. However, the Board has the authority to adjust payments above or below the achieved targets as it deems appropriate.

The performance goals and target payouts for 2006 were established as described above. At the time the goals for payment of target awards to our executives were established, we believed that the target goals were considered to be challenging but also achievable. Nevertheless, at that time, we believed the achievement of goals was substantially uncertain. The following table provides information regarding target award opportunities and actual payments with respect to 2006. No discretionary adjustments were made for the bonuses paid to the NEOs for the 2006 year.

Name	Objective	Objective as a Percentage of Total Target Award Opportunity		Actual Award		Actual Award as a Percentage of Target Award Opportunity
Randy H. Thurman	EPS SBU OI Individual	70 0 30	% % %	$ $ $	558,600 0 416,400	114.0 0.0 198.0	% % %

Arie Cohen	EPS SBU OI Individual	20 50 30	% % %	$ $ $	36,480 160,000 96,000	114.0 200.0 200.0	% % %

Lori J. Cross	EPS SBU OI Individual	20 40 40	% % %	$ $ $	34,770 33,550 42,700	114.0 55.0 70.0	% % %

Martin P. Galvan	EPS SBU OI Individual	70 0 30	% % %	$ $ $	153,216 0 115,200	114.0 0.0 200.0	% % %

Edward Pulwer	EPS SBU OI Individual	20 40 40	% % %	$ $ $	54,720 192,000 192,000	114.0 200.0 200.0	% % %

Equity Awards

In 2006, we moved away from awarding exclusively stock options and have moved to a portfolio approach in which we grant restricted stock units (RSUs) and stock options to executive officers at the highest levels within our organization. Specifically, RSUs are now the only long-term incentive form of equity awarded to all employees and stock options are granted only to the highest level of management. The goal of granting stock options and restricted stock units to management and officers is to align the long-term interests of each employee with the interests of our stockholders and to provide long-term incentives for the individual officer to remain with the Company. Stock options, in combination with RSU grants, also provide additional leverage to the compensation package and provide growth income for NEOs as their performance has substantial impact on our stock price.

Beginning in 2006 we adopted a new approach to determining the level of equity grants awarded to our NEOs. This approach is being implemented over a two-year period. We will first benchmark a minimum, target and maximum level of competitive compensation we want to deliver in the form of RSUs and option grants for each executive officer. The actual size of the award will then be determined within this range based on our review of the NEO’s performance for the prior fiscal year. In general, the performance factor to be considered is the impact the NEO had on one or more of EPS and business unit OI. We may also consider, on a discretionary basis, the NEO’s individual performance.

For 2006, market data, provided by Watson Wyatt, was used to determine competitive minimum, target and maximum levels for the delivery of RSUs. Similarly, a competitive target was established to guide the award of stock options. The levels determined by the Compensation Committee for each NEO are set forth in the following table:

	Restricted Stock Units (as % of Target Base)					Stock Options (as % of Target Base)
Name	Minimum	Target	Maximum	No. RSUs @ Target	Actual Grant	Target	No. Options @ Target	Actual Grant
Randy H. Thurman	75.0%	100.0%	125.0%	26,000	26,000	100.0%	65,000	65,000
Arie Cohen	40.0%	45.0%	50.0%	3,150	3,150	—	—	—
Lori J. Cross	40.0%	50.0%	60.0%	6,000	6,000	25.0%	7,500	7,500
Martin P. Galvan	40.0%	60.0%	80.0%	7,250	7,250	75.0%	22,650	22,650
Edward Pulwer	40.0%	50.0%	60.0%	6,000	6,000	25.0%	7,500	7,500

For 2006, stock options (granted in January 2006) and RSUs (granted in March 2006) were both awarded at target level for the purpose of establishing a baseline for year one of the equity program utilizing the new approach to equity grants described above. The new approach was fully phased in with the equity grants awarded in 2007 and we expect to use this approach for equity grants in future years.

The RSUs awarded under this program vest in three equal annual increments with the first one-third vesting on the grant date of the award, the second one-third vesting on the first anniversary of the date of the grant and the third one-third vesting on the second anniversary of the date of the grant. Options granted under this new program vest in three equal installments beginning on the third anniversary from the date of grant. We believe that these vesting terms provide to our executives a meaningful incentive for continued employment.

In November 2006, in connection with the execution of his Restated Employment Agreement, the Board granted Mr. Thurman additional RSUs with respect to 26,000 shares of the Company’s common stock that will vest on December 31, 2009 (which is the expiration of the initial term of the Restated Agreement), or, if earlier, upon Mr. Thurman’s death or disability or a change of control of the Company, all in accordance with the agreement.

As a result of an updated market analysis conducted by Watson Wyatt in late 2006 and early 2007 and in recognition of promotions involving several officers (including Messrs. Cohen and Pulwer), the competitive target award levels for RSUs and stock options were adjusted prior to the 2007 grants. In addition, the Committee and Board considered Company and individual performance achievements during 2006 in determining 2007 equity grants for the officers. Based on these adjustments and review, in February 2007, stock options were granted to Messrs. Thurman, Pulwer, Galvan, and Cohen and Ms. Cross to purchase 71,430, 27,550, 27,550, 7,650 and 7,650 shares respectively. Additionally, in March 2007, RSUs were granted to Messrs. Thurman, Pulwer, Galvan, and Cohen and Ms. Cross with respect to 25,000, 15,290, 7,710, 10,430 and 4,290 shares respectively. The RSUs granted to Messrs. Pulwer and Cohen included an award of RSUs in recognition of their promotions for 5,000 and 4,000 shares respectively.

Market Timing of Equity Awards

The Company does not have any program, plan or practice to time option grants to its executives in coordination with the release of material non-public information. Annual equity awards for existing officers and employees are made in January and March each year. Equity awards for new hires are made at the next available Compensation Committee meeting following the hire date. The exercise price of options is set at the closing price of Company stock on the date the Compensation Committee approves the grants unless the Chief Executive Officer is one of the employees receiving a grant. If the Chief Executive Officer is one of the employees receiving a grant, the grant date for all grants approved or recommended by the Compensation Committee on a particular date is the date the Board approves the Chief Executive Officer grant. This ensures a common exercise price for grants to the Chief Executive Officer and other officers and employees.

The methodology and practices used to grant RSUs and stock options in 2006 described above will be used in future years unless otherwise disclosed by us.

Benefits

We provide our executive officers with substantially the same benefits offered to all of our non-executive employees. We do provide our NEOs with certain perquisites as part of a competitive compensation package. For 2006, these included a car allowance and annual executive physicals and, for Mr. Thurman, a country club entrance fee and partial reimbursement for a charter air flight. The cost of providing these perquisites is set forth in the “All Other Compensation” column of the Summary Compensation Table below.

Stock Ownership Guidelines

Effective September 20, 2006, the Board adopted stock ownership guidelines for our corporate officers. The stock ownership guidelines are intended to align the interests of our corporate officers with those of our stockholders and promote our commitment to sound corporate governance practices. Each of our NEOs is subject to the stock ownership guidelines.

Under our stock ownership guidelines, each corporate officer shall, by September 20, 2008, own and hold shares of our common stock with an aggregate market value at least equal to the officer’s annual target bonus amount for such year (such number of shares is referred to as the “Target Share Amount”). The Target Share Amount shall be determined by dividing the officer’s annual target bonus amount for such year by the average of the end-of-month closing prices for our common stock for the prior 12-month period, and then rounding such amount to the nearest 100 shares. Shares of our common stock that are (a) acquired on the open market or under the VIASYS Healthcare Inc. Employee Stock Purchase Plan, (b) received upon vesting of RSUs, or (c) received upon the exercise of stock options shall be counted towards the Target Share Amount.

Post Employment and Change in Control Arrangements

We have entered into employment agreements with our NEOs pursuant to which these executive officers are entitled to receive payments upon certain terminations of employment including a termination in connection with a change in control. These payments generally include cash severance and benefits in amounts that depend on the reason for termination. Vesting of outstanding equity awards held by certain NEOs will accelerate upon a change in control. In addition, if any payments to Messrs. Thurman, Galvan or Pulwer in connection with a change in control would be subject to excise tax under Internal Revenue Code section 4999, the Company will pay such excise tax and an additional gross-up amount for any excise tax and federal, state and local income taxes, due with respect to such payment. The material terms of the agreements are described in the section “Potential Payments Upon Termination or Change in Control,” below.

The Company believes that the severance payments under the individual employment agreements are fair and reasonable and will motivate the executives to increase shareholder value while remaining employed by us. The Company believes that the change in control provisions enhance the likelihood of retaining the services of the executive officers in the event the Company was to become an acquisition target and allows the executive officers to continue to focus their attention on the Company’s business operations, stockholder value and the attainment of long-term and short-term objectives without undue concern over their employment or financial situations. We determined to pay the grossed up excise taxes because we believe that the retention incentives would be frustrated by the possible imposition of significant excise taxes on the executives, and we did not wish to have the provisions of the executives’ agreements serve as a disincentive to their pursuit of a change in control that might otherwise be in the best interests of our stockholders.

Tax Considerations

Under Section 162(m) of the Internal Revenue Code, a publicly held corporation may not deduct more than $1 million in a taxable year for certain forms of compensation paid to the chief executive officer and other officers listed on the Summary Compensation Table. Our policy is generally to preserve the federal income tax deductibility of compensation paid to our executives, and certain of our equity awards have been structured to preserve deductibility under Section 162(m). Nevertheless, we retain the flexibility to authorize compensation that may not be deductible if we believe it is in the best interests of our company. As currently structured, portions of the compensation paid to our executives in 2006 may not be deductible under Section 162(m). A portion of compensation paid in future years may also not be deductible as a result of Section 162(m).

In the event of a change in control, payments to an executive may be subject to an excise tax, and may not be deductible by us, under Sections 280G and 4999 of the Internal Revenue Code. If change in control payments exceed certain threshold amounts, certain employment agreements to which the Company is a party require that we may make additional payments to the executives to reimburse them for excise tax imposed by Section 4999 of the Internal Revenue Code, as well as other taxes in respect of the additional payments.

Accounting Considerations for Stock-Based Compensation

Effective January 1, 2006, the Company commenced accounting for stock-based payments in accordance with FASB Statement No. 123(R), “Share-Based Payment.” The fair value of each award is estimated on the date of grant and expensed in the income statement over the requisite service period of the individual grants, which generally equals the vesting period for the award.

Role of Executives in Determining Executive Compensation

In connection with 2006 compensation, Mr. Thurman, aided by Mr. Gary Mathern (our Corporate Vice President of Human Resources) and our Human Resources department and Watson Wyatt, provided statistical data and recommendations to the Compensation Committee to assist it in determining compensation levels. Mr. Thurman did not make recommendations or give any input as to his own compensation. While the Compensation Committee utilized this information, and valued the observations of Mr. Thurman and Mr. Mathern with regard to other executive officers, the ultimate decisions regarding executive compensation were made by the Compensation Committee.

Summary Compensation Tables

Summary Compensation Table for Fiscal Year 2006

The following table sets forth certain information regarding compensation earned by the Company’s Chief Executive Officer, the Company’s Chief Financial Officer and the three other most highly paid executive officers for the fiscal year ended December 30, 2006 (the “Named Executive Officers”).

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(1) (e)	Option Awards ($)(2) (f)	Non- Equity Incentive Plan Compensation ($)(3) (g)	Change in Pension Value and Nonquali- fied Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)		Total ($) (j)
Randy H. Thurman Chairman, President and Chief Executive Officer	2006	692,308	—	495,773	365,050	975,000	—	66,078	(7)	2,594,209

Arie Cohen(4) Group President, Respiratory Care	2006	276,443	—	56,460	331,179	292,480	—	50,021	(8)	1,006,583

Lori J. Cross(5) Executive Vice President and Group President, NeuroCare	2006	301,404	—	107,543	306,485	111,020	—	24,926	(9)	851,378

Martin P. Galvan Executive Vice President, Chief Financial Officer and Director Investor Relations	2006	317,231	—	129,912	105,178	268,416	—	22,400	(10)	843,137

Edward Pulwer(6) Executive Vice President and Chief Operating Officer	2006	336,652	—	107,543	113,020	438,720	—	93,425	(11)	1,089,360

(1)	Represents the dollar amounts recognized in 2006 with respect to stock awards for financial statement purposes, computed in accordance with FAS 123R. The assumptions used in determining the amounts in this column are set forth in Note 10 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2006. For information regarding the number of shares subject to the 2006 awards, other features of the awards and the grant date fair value of the awards, see the Grant of Plan-Based Awards Table on page 25.

(2)	Represents the dollar amounts recognized in 2006 with respect to option awards for financial statement purposes, computed in accordance with FAS 123R. The assumptions used in determining the amounts in this column are set forth in Note 10 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2006. For information regarding the number of shares subject to the 2006 awards, other features of the awards and the grant date fair value of the awards, see the Grant of Plan-Based Awards Table on page 25.

(3)	Represents cash payments made under the Company’s Management Incentive Program for 2006 performance. See “Compensation Discussion and Analysis—2006 Compensation—Bonus.”

(4)	Mr. Cohen was appointed Group President, Respiratory Care effective November 13, 2006. Mr. Cohen joined the Company on November 10, 2003 as Group President of Respiratory Technologies.

(5)	On March 2, 2007, Ms. Cross resigned from her position with the Company, effective April 4, 2007.

(6)	Mr. Pulwer was appointed Executive Vice President, Chief Operating Officer effective November 13, 2006.

(7)	$25,180 of this amount represents the amount of a country club entrance fee, $15,433 of this amount represents partial reimbursement of a charter air flight and $12,500 of this amount represents the amount of Mr. Thurman’s annual car allowance.

(8)	$30,000 of this amount represents the amount of Mr. Cohen’s relocation expense fee and $12,000 of this amount represents the amount of Mr. Cohen’s car allowance.

(9)	$12,000 of this amount represents the amount of Ms. Cross’ annual car allowance.

(10)	$12,500 of this amount represents the amount of Mr. Galvan’s annual car allowance.

(11)	$67,058 of this amount represents the amount of Mr. Pulwer’s relocation expense fee and $12,000 of this amount represents the amount of Mr. Pulwer’s annual car allowance.

Grant of Plan-Based Awards Table

The following table summarizes information regarding grants of plan-based awards for the Named Executive Officers during the last fiscal year:

		Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(1) (i)	All Other Option Awards: Number of Securities Underlying Options (#)(1) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards (l)
Name (a)	Grant Date (b)	Threshold ($) (f)	Target ($) (g)	Maximum ($) (h)
Randy H. Thurman Chairman, President and Chief Executive Officer	01/25/06 03/01/06 11/06/06	24,500 — —	700,000 — —	1,400,000 — —	— 26,000 26,000	65,000 — —	$27.65 — —	700,284 762,580 734,760

Arie Cohen Group President, Respiratory Care	01/25/06 03/01/06	1,600 —	160,000 —	320,000 —	— 3,150	— —	— —	— 92,390

Lori J. Cross Executive Vice President and Group President, NeuroCare	01/25/06 03/01/06	1,525 —	152,500 —	305,000 —	— 6,000	7,500 —	$27.65 —	80,802 175,980

Martin P. Galvan Executive Vice President, Chief Financial Officer and Director Investor Relations	01/25/06 03/01/06	6,720 —	192,000 —	384,000 —	— 7,250	22,650 —	$27.65 —	244,022 212,643

Edward Pulwer Executive Vice President and Chief Operating Officer	01/25/06 03/01/06	2,000 —	200,000 —	400,000 —	— 6,000	7,500 —	$27.65 —	80,802 175,980

For a discussion of the information set forth in the table above, see “Compensation Discussion and Analysis—2006 Compensation—Equity Awards.”

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth outstanding equity awards for the Named Executive Officers at December 30, 2006. Year-end values are based upon a price of $27.82 per share, which was the closing market price of a share of Common Stock on December 29, 2006, the last trading day of our fiscal year.

Option Awards							Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (1) (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (2) (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)		Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)		Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Randy H. Thurman Chairman, President and Chief Executive Officer	430,000 130,000 250,000 69,326 — — —	— — — 34,674 65,000 — —	— — — — — —	$ $ $ $ $	14.23 19.70 13.99 17.52 27.65 — —	05/15/2011 05/09/2012 02/13/2013 11/10/2014 01/25/2016 — —	— — — — — 17,334 26,000	(3) (4)	— — — — — 482,232 723,320	— — — — — — —	— — — — — — —

Arie Cohen Group President, Respiratory Care	45,000 33,330 16,665 —	— 16,670 33,335 —	— — — —	$ $ $	19.54 16.35 23.07 —	11/13/2013 09/22/2014 10/20/2012 —	— — — 2,100	(3)	— — — 58,422	— — — —	— — — —

Lori J.Cross Executive Vice President and Group President, NeuroCare	90,000 16,665 — —	— 8,335 7,500 —	— — — —	$ $ $	19.54 17.52 27.65 —	11/13/2013 11/10/2014 01/25/2016 —	— — — 4,000	(3)	— — — 111,280	— — — —	— — — —

Martin P. Galvan Executive Vice President, Chief Financial Officer and Director Investor Relations	130,000 20,000 80,000 17,664 — —	— — — 8,836 22,650 —	— — — — — —	$ $ $ $ $	14.23 16.37 13.99 17.52 27.65 —	06/08/2011 11/22/2012 02/13/2013 11/10/2014 01/25/2016 —	— — — — — 4,834	(3)	— — — — — 134,482	— — — — — —	— — — — — —

Edward Pulwer Executive Vice President and Chief Operating Officer	2,500 25,000 22,000 33,330 — —	— — — 16,670 7,500 —	— — — — — —	$ $ $ $ $	14.23 16.37 13.99 16.35 27.65 —	09/24/2011 11/22/2012 02/13/2013 09/22/2014 01/25/2016 —	— — — — — 4,000	(3)	— — — — — 111,280	— — — — — —	— — — — — —

(1)	Prior to March 1, 2006, options issued under the Company’s Equity Incentive Plan generally vest in three equal annual installments commencing on the first anniversary of the date of grant and expire if not exercised within ten years from the date of grant.

(2)	Following March 1, 2006, options granted to certain officers of the Company in combination with restricted stock units, described below, under the Company’s Equity Incentive Plan generally vest in three equal installments beginning on the third anniversary from the date of grant.

(3)	Following March 1, 2006, the restrictions on restricted stock units issued under the Company’s Equity Incentive Plan generally lapse as follows: one-third on the date of grant, one-third on the first anniversary of the date of grant, and one-third on the second anniversary of the date of grant.

(4)	The restrictions on this particular restricted stock unit grant, which was issued to Mr. Thurman in connection with the amendment and restatement of his employment agreement with the Company on November 15, 2006, lapse on December 31, 2009.

Option Exercises and Stock Vested Table

The following table sets forth information regarding option exercises and stock vesting for the Named Executive Officers at December 30, 2006.

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise (1)($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting (2)($) (e)
Randy H. Thurman Chairman, President and Chief Executive Officer	400,000	5,257,725	8,666	254,174

Arie Cohen Group President, Respiratory Care	—	—	1,050	30,797

Lori J. Cross Executive Vice President and Group President, NeuroCare	30,000	282,170	2,000	58,660

Martin P. Galvan Executive Vice President, Chief Financial Officer and Director Investor Relations	—	—	2,416	70,861

Edward Pulwer Executive Vice President and Chief Operating Officer	50,000	638,500	2,000	58,660

(1)	Value calculated based on the difference between the market price of our common stock at the time of exercise and the exercise price of the option exercised on such date.

(2)	Value calculated based on the market price of our common stock on the date of grant.

Equity Compensation Plan Information

The following table provides information on the shares of Common Stock that may be issued upon exercise of options or rights outstanding as of December 30, 2006 under the Company’s two equity compensation plans, which include the Equity Incentive Plan and the Employee Stock Purchase Plan (the “Employee Stock Purchase Plan”). The Company has never issued any warrants under these plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance (1)
Equity compensation plans approved by stockholders	3,669,731	$17.95	2,070,423	(2)
Equity compensation plans not approved by stockholders	—	—	—

Total	3,669,731	$17.95	2,070,423

(1)	The amounts indicated in this column exclude securities listed in the column titled “Number of Securities to be issued Upon Exercise of Outstanding Options, Warrants and Rights.”

(2)	As of December 30, 2006, the following number of shares of Common Stock remain available for future issuance under equity compensation programs approved by stockholders: (a) 2,070,423 shares under the Equity Incentive Plan; and (b) 231,872 shares under the Employee Stock Purchase Plan.

Potential Payments upon Termination or Change-in-Control

The following information and tables set forth the payments and benefits payable to each of our NEOs in the event of a termination of employment and/or a change in control in accordance with their respective employment agreements.

For purposes of quantifying the amount of compensation payable to an NEO in the tables below, we have made the following assumptions:

•

Each NEO was terminated on December 31, 2006 and a change in control occurred on December 31, 2006. Accordingly, the tables reflect estimates of amounts that would be paid to the named executive upon the occurrence of a termination or change in control on December 31, 2006. The actual amounts to be paid to an NEO can only be determined at the time of the termination or change in control.

•

An NEO is entitled to receive amounts earned during his or her term of employment regardless of the manner in which the NEO’s employment is terminated. These amounts include base salary, accrued vacation pay and annual cash incentive compensation, and health and insurance benefits. These amounts are not shown in the tables, except for potential prorated bonuses as described below.

•	The pro rated bonus payable under the various termination circumstances below is equal to the actual bonus paid to such individual for fiscal year 2006.

•	The fair market value per share of common stock on the date of termination was $27.82, the price of common stock on December 31, 2006.

•	All equity awards were cashed out on the date of termination or change in control.

•	Continued benefits were provided for the maximum period specified in each agreement.

Randy H. Thurman

Termination by the Executive Officer for Good Reason or Termination by the Company without Cause (Other than in Connection with a Change in Control)

In the event that Mr. Thurman terminates his employment for good reason (as defined in his employment agreement) or the Company terminates Mr. Thurman’s employment without cause, each equity grant held by Mr. Thurman would immediately vest and, to the extent subject to an exercise period, would remain exercisable for a period of one year following such termination (but not beyond the expiration of the otherwise applicable exercise period). In addition, Mr. Thurman would be entitled to receive his prorated annual cash incentive bonus for the year of termination and a lump sum payment in an amount equal to two times the sum of (i) his annual base salary then in effect and (ii) his most recent short and long-term cash incentive bonus. Mr. Thurman would also be entitled, at the Company’s expense, to outplacement services of up to $40,000, and continuing medical and dental coverage for up to eighteen months at the Company’s expense.

Termination by the Executive Officer for Good Reason or Termination by the Company without Cause (within the Period of 6 Months prior to the Change in Control to 18 months following a Change in Control)

If a change in control (as defined in Mr. Thurman’s employment agreement) occurs and Mr. Thurman’s employment is terminated by the Company without cause or by Mr. Thurman for good reason within (a) six months prior to the change in control and Mr. Thurman can reasonably demonstrate that such termination of employment was at the request of a third party who has taken steps reasonably calculated to effect a change in control or otherwise arose in connection with or anticipation of a change in control, or (b) the eighteen-month period following a change in control, Mr. Thurman would be entitled to a lump sum payment in an amount equal to: (i) his annual bonus paid for the most recently completed fiscal year prorated through the termination date and (ii) three times the sum of his highest annual base salary and bonus in any rolling twelve-month period during the five-year period prior to the change in control. In addition, at the Company’s expense, Mr. Thurman would be entitled to receive outplacement services of up to $40,000 and continuing medical and dental coverage for a period of up to three years and, for purposes of determining eligibility of Mr. Thurman for retiree benefits, Mr. Thurman would be considered to have remained an employee for a period of three years following termination. Mr. Thurman would also receive a payment equal to any excise taxes (with a full gross-up) he incurs under Section 4999 of the Internal Revenue Code in connection with any payments made to him in the event the Company undergoes a change in control.

Termination Due to Death

In the event that his employment is terminated due to death, Mr. Thurman would be entitled to receive the following benefits: (i) each equity grant held by Mr. Thurman would immediately vest and, to the extent subject to an exercise period, would remain exercisable for one year (but not beyond the expiration term), (ii) his prorated annual cash incentive bonus for the year of termination, (iii) a lump sum cash payment equal to two times Mr. Thurman’s then-current base salary and (iv) continuing medical and dental coverage for Mr. Thurman’s family for twenty-four months at the Company’s expense.

Termination Due to Disability

In the event that his employment is terminated due to disability, Mr. Thurman would be entitled to receive the following payments and benefits: (i) each equity grant held by Mr. Thurman would immediately vest and, to the extent subject to an exercise period, would remain exercisable for one year (but not beyond the expiration term), (ii) his prorated annual cash incentive bonus for the year of termination, (iii) a lump sum payment of his base salary through the date of the long-term disability program elimination period, (iv) a lump sum cash payment equal to two times Mr. Thurman’s then-current base salary, (v) disability benefits in accordance with any long-term disability program then in effect for the Company’s senior executives and (vi) continuing medical and dental coverage for Mr. Thurman and his family for up to eighteen months at the Company’s expense.

Termination Due to Non-Renewal of the Employment Agreement by the Company

In the event that his employment is terminated due to non-renewal by the Company, Mr. Thurman would be entitled to receive (i) an amount equal to his then-current base salary payable in twelve equal monthly installments and (ii) his prorated annual cash incentive bonus for the year of termination.

Change in Control

In the event of a change in control, each equity grant held by Mr. Thurman that had not already vested would immediately vest and, to the extent subject to an exercise period, would remain exercisable until the later of the date that is specified in the relevant equity compensation plan or equity grant instrument. As described above, Mr. Thurman would be entitled to receive a payment equal to the excise taxes due under Section 4999 of the Internal Revenue Code with respect to payments made to him in connection with the change in control together with a full gross-up payment.

Release and Covenant

To the fullest extent permitted by applicable law, the Company’s obligation to pay or provide benefits to Mr. Thurman under his employment agreement will be conditioned upon his execution of a general release in favor of the Company. Mr. Thurman has also agreed not to compete with the Company or solicit its employees or customers during employment and for a period of one year following termination of employment for any reason.

The following table summarizes the payments payable to Mr. Thurman based on the assumptions described above.

Randy Thurman	Termination w/o Cause or for Good Reason (other than in connection with a change in control)	Termination w/o Cause or for Good Reason (within 18 mos. following change in control)	Death	Disability	Expiration of Employment Term	Change in Control
Base Salary & Bonus	$3,400,000	$5,100,000	$1,400,000	$1,750,000	$700,000	$0
Pro Rata Bonus	$700,000	$1,000,000	$700,000	$700,000	$700,000	$0
Value of Acceleration of Equity Grant	$2,043,422	$2,043,422	$2,043,422	$2,043,422	$0	$2,043,422
Health Benefits	$29,607	$59,215	$39,477	$29,607	$0	$0
Insurance	$1,469	$2,938	$1,959	$1,469	$0	$0
Perquisites	$18,750	$37,500	$25,000	$8,750	$0	$0
Excise Tax Gross-Up	$0	$2,841,070	$0	$0	$0	$0

Total	$6,193,248	$11,084,145	$4,209,858	$4,543,248	$1,400,000	$2,043,422

Martin P. Galvan and Edward Pulwer

Termination by the Executive Officer for Good Reason or Termination by the Company without Cause (Other than in Connection with a Change in Control)

In the event that Mr. Galvan or Mr. Pulwer terminates employment for good reason (as defined in their respective employment agreements) or the Company terminates Mr. Galvan’s or Mr. Pulwer’s employment without cause, each equity grant held by the executive would immediately vest and, to the extent subject to an exercise period, would remain exercisable for a period of one year (but not beyond the expiration term). In addition, the executive would be entitled to receive his prorated annual cash incentive bonus and a lump sum payment in an amount equal to one hundred fifty percent of the sum of (i) the executive’s annual base salary then in effect and (ii) his most recent short and long-term cash incentive bonus. The executive would also be entitled, at the Company’s expense, to outplacement services of up to $20,000, and continuing medical and dental coverage for up to eighteen months at the Company’s expense.

Termination by the Executive Officer for Good Reason or Termination by the Company without Cause or (within 18 months of a Change in Control)

If a change in control (as defined in Mr. Galvan’s and Mr. Pulwer’s respective employment agreements) occurs and Mr. Galvan’s or Mr. Pulwer’s employment is terminated by the Company without cause or by Mr. Galvan or Mr. Pulwer for good reason within (a) six months prior to a change in control and the executive can reasonably demonstrate that such termination of employment was at the request of a third party who has taken steps reasonably calculated to effect a change in control or otherwise arose in connection with or anticipation of a change in control, or (b) the eighteen-month period following a change in control, the executive would be entitled to a lump sum payment of the following: (i) his annual bonus paid for the most recently completed fiscal year prorated through the termination date and (ii) one hundred fifty percent of the sum of his highest annual base salary and bonus in any rolling twelve-month period during the five-year period prior to the change in control. In addition, at the Company’s expense, the executive would be entitled to receive outplacement services of up to $20,000, continuing medical and dental coverage for a period of up to eighteen months and, for purposes of determining eligibility of the executive for retiree benefits, the executive would be considered to have remained an employee for a period of three years following termination. Mr. Galvan and Mr. Pulwer would also each receive a payment equal to any excise taxes (with a full gross-up) he incurs under Section 4999 of the Internal Revenue Code in connection with any payments made to him in the event the Company undergoes a change in control.

Termination Due to Death

In the event that employment is terminated due to death, each of Messrs. Galvan and Pulwer would be entitled to receive the following benefits: (i) each equity grant held by the executive would immediately vest and, to the extent subject to an exercise period, would remain exercisable for one year (but not beyond the expiration term) and (ii) his prorated annual cash incentive bonus for the year of termination.

Termination Due to Disability

In the event that employment is terminated due to disability, each of Messrs. Galvan and Pulwer would be entitled to receive the following benefits: (i) each equity grant held by the executive would immediately vest and, to the extent subject to an exercise period, would remain exercisable for one year (but not beyond the expiration term), (ii) his prorated annual cash incentive bonus for the year of termination, (iii) a lump sum payment of his base salary through the date of the long-term disability program elimination period, (iv) disability benefits in accordance with any long-term disability program then in effect for the Company’s senior executives and (v) continuing medical and dental coverage for the executive and his family for up to eighteen months at the Company’s expense.

Termination Due to Non-Renewal of the Employment Agreement by the Company

In the event that employment is terminated due to non-renewal by the Company, each of Messrs. Galvan and Pulwer would be entitled to receive (i) an amount equal to fifty percent of his then-current base salary payable in twelve equal monthly installments, (ii) his prorated annual cash incentive bonus for the year of termination and (iii) continuing medical and dental coverage for up to twelve months at the Company’s expense.

Change in Control

In the event of a change in control, each equity grant held by Mr. Galvan and Mr. Pulwer that had not already vested would immediately vest and, to the extent subject to an exercise period, would remain exercisable until the later of the date that is specified in the relevant equity compensation plan or equity grant instrument. As described above, Messrs. Galvan and Pulwer would be entitled to receive a payment equal to the excise taxes due under Section 4999 of the Internal Revenue Code with respect to payments made to him in connection with the change in control together with a full gross-up payment.

Release and Covenant

To the fullest extent permitted by applicable law, the Company’s obligation to pay or provide benefits to Mr. Galvan and Mr. Pulwer under their respective employment agreements will be conditioned upon the executive’s execution of a general release in favor of the Company. During employment and for a period of one year following termination of employment for any reason, Mr. Galvan and Mr. Pulwer have agreed not to compete with the Company or solicit its employees or customers.

The following table summarizes the payments payable to Mr. Galvan based on the assumptions described above.

Martin Galvin	Termination w/o Cause or for Good Reason (other than in connection with a change in control)	Termination w/o Cause or for Good Reason (within 18 mos. following change in control)	Death	Disability	Expiration of Employment Term	Change in Control
Base Salary & Bonus	$841,426	$841,426	$0	$160,000	$160,000	$0
Pro Rata Bonus	$192,000	$240,951	$192,000	$192,000	$192,000	$0
Value of Acceleration of Equity Grant	$414,424	$416,424	$416,424	$416,424	$0	$414,424
Health Benefits	$27,793	$27,793	$0	$27,793	$18,529	$0
Insurance	$1,469	$1,469	$0	$1,469	$979	$0
Perquisites	$18,750	$18,750	$0	$18,750	$12,500	$0
Excise Tax Gross-Up	$0	$429,363	$0	$0	$0	$0

Total	$1,497,862	$1,976,176	$608,424	$816,436	$384,008	$416,424

The following table summarizes the payments payable to Mr. Pulwer based on the assumptions described above.

Edward Pulwer	Termination w/o Cause or for Good Reason (other than in connection with a change in control)	Termination w/o Cause or for Good Reason (within 18 mos. following change in control)	Death	Disability	Expiration of Employment Term	Change in Control
Base Salary & Bonus	$910,869	$910,869	$0	$200,000	$200,000	$0
Pro Rata Bonus	$240,000	$207,246	$240,000	$240,000	$240,000	$0
Value of Acceleration of Equity Grant	$324,158	$324,158	$324,158	$324,158	$0	$324,158
Health Benefits	$28,877	$28,877	$0	$28,877	$19,251	$0
Insurance	$1,469	$1,469	$0	$1,469	$979	$0
Perquisites	$18,000	$18,000	$0	$18,000	$12,000	$0
Excise Tax Gross-Up	$0	$0	$0	$0	$0	$0

Total	$1,523,373	$1,490,619	$564,158	$812,504	$472,230	$324,158

Lori J. Cross and Arie Cohen

Termination without Cause (Other than in Connection with a Change in Control)

In the event of termination of employment by the Company without cause, Ms. Cross and Mr. Cohen would be entitled to receive a lump sum payment equal to the sum of his or her base salary and the most recent cash incentive bonus paid or the target bonus available under the Company’s management incentive bonus then in existence, whichever is higher, and continued medical and dental coverage for up to twelve months at the Company’s expense. Each equity grant held by Ms. Cross and Mr. Cohen that had vested prior to termination subject to an exercise period, would remain exercisable for a period of ninety days after termination (but not beyond the expiration term).

Termination by the Company without Cause (within 12 months of a Change in Control)

In the event employment is terminated due to non-renewal of employment by the Company following a change in control (as defined in each of Ms. Cross’ and Mr. Cohen’s respective employment agreements) but only upon the expiration of the initial employment term or renewal period in which a change in control occurs, each of Ms. Cross and Mr. Cohen will be entitled to receive the benefits granted in the case of termination without cause rather than non-renewal benefits, and the termination date through which benefits would be paid would be the last day of the remaining employment term. In the event that the employment of Ms. Cross or Mr. Cohen is terminated within twelve months following a change in control, he or she would be entitled to the greater of the benefits under either his or her employment agreement based on the reason for such termination or the change in control plan sponsored by the Company at such time, if any, but would not be eligible for benefits provided under both.

Termination Due to Death

In the event that employment is terminated due to death, each of Ms. Cross and Mr. Cohen would be entitled to receive the following benefits: (i) each equity grant held by the executive would immediately vest and, to the extent subject to an exercise period, would remain exercisable for one year (but not beyond the expiration term) and (ii) his or her prorated annual cash incentive bonus for the year of termination.

Termination Due to Disability

In the event that employment is terminated due to permanent disability, each of Ms. Cross and Mr. Cohen would be entitled to receive the following benefits: (i) each equity grant held by the executive would immediately vest and, to the extent subject to an exercise period, would remain exercisable for one year (but not beyond the expiration term), (ii) his or her prorated annual cash incentive bonus for the year of termination, (iii) a lump sum payment of his or her base salary through the date of the long-term disability program elimination period and (iv) disability benefits in accordance with any long-term disability program then in effect for the Company’s senior executives.

Termination Due to Non-Renewal of the Employment Agreement by the Company

In the event that employment is terminated due to non-renewal by the Company, each of Ms. Cross and Mr. Cohen would be entitled to receive a lump sum payment of his or her prorated annual cash incentive bonus and either three months of his or her base salary and continued medical and dental coverage for up to three months at the Company’s expense, if the Company requests that he or she discontinue employment for the remainder of the term or six months of his or her base salary and continued medical and dental coverage for up to six months at the Company’s expense if the Company requests that he or she continue to serve for the remainder of the employment term, subject to the Company’s right to terminate for cause.

Release and Covenant

Benefits and payments that are not unconditionally due under applicable law with respect to any of the foregoing terminations will be conditioned upon the execution of a general release within ten days of the applicable termination date. Ms. Cross and Mr. Cohen have each agreed not to compete with the Company or solicit its employees or customers during employment, and for a period of one year following termination of employment, for any reason. However, in the case of Ms. Cross, such restrictions will not apply to activities that compete with the Company generally but not with the NeuroCare division of the Company in particular.

The following table summarizes the payments payable to Ms. Cross based on the assumptions described above.

Lori J. Cross	Termination w/o Cause or for Good Reason (other than in connection with a change in control)	Termination w/o Cause or for Good Reason (within 18 mos. following change in control)	Death	Disability	Non-Renewal of Employment Term
Base Salary & Bonus	$457,500	$457,500	$0	$152,500	$152,500
Pro Rata Bonus	$0	$0	$152,500	$152,500	$152,500
Value of Acceleration of Equity Grant	$0	$0	$233,890	$233,890	$0
Health Benefits	$12,300	$12,300	$0	$0	$6,150
Insurance	$979	$979	$0	$0	$490
Perquisites	$0	$0	$0	$0	$0
Excise Tax Gross-Up	$0	$0	$0	$0	$0

Total	$470,779	$470,779	$386,390	$538,890	$311,640

Ms. Cross left the employment of the Company on March 2, 2007 and, therefore, is not entitled to any of the payments described above.

The following table summarizes the payments payable to Mr. Cohen based on the assumptions described above.

Arie Cohen	Termination w/o Cause or for Good Reason (other than in connection with a change in control)	Termination w/o Cause or for Good Reason (within 18 mos. following change in control)	Death	Disability	Non-Renewal of Employment Term
Base Salary & Bonus	$480,000	$480,000	$0	$160,000	$160,000
Pro Rata Bonus	$0	$0	$160,000	$160,000	$160,000
Value of Acceleration of Equity Grant	$0	$0	$574,312	$574,312	$0
Health Benefits	$19,738	$19,738	$0	$0	$9,869
Insurance	$979	$979	$0	$0	$490
Perquisites	$0	$0	$0	$0	$0
Excise Tax Gross-Up	$0	$0	$0	$0	$0

Total	$570,717	$570,717	$734,312	$894,312	$330,359

Employment Agreements

Employment Agreement with Randy H. Thurman

On November 15, 2006 (the “Thurman Agreement Effective Date”), the Company and Randy H. Thurman entered into an agreement (the “Thurman Employment Agreement”), which amends and restates Mr. Thurman’s prior employment agreement with the Company dated November 29, 2004. Except as otherwise described herein, the Thurman Employment Agreement is effective as of the Thurman Agreement Effective Date.

The Thurman Employment Agreement sets forth the basic terms of employment for Mr. Thurman, including his base salary, bonus and the benefits to which he is entitled during the terms of his employment and in the event that his employment is terminated for various reasons. Pursuant to the Thurman Employment Agreement, Mr. Thurman is entitled to receive an annual base salary of $700,000, effective as of March 1, 2006.

The Thurman Employment Agreement with Mr. Thurman commences on the Thurman Agreement Effective Date and continues until December 31, 2009. Thereafter, the term of the Thurman Employment Agreement automatically renews for a successive three-year term unless written notice is given by either party at least ninety days prior to the expiration of the applicable term.

Under the Thurman Employment Agreement, Mr. Thurman is eligible to participate in the Company’s annual cash incentive program with a target bonus of 100% of his base salary, or such other higher amount as may be determined by the Board. The Board has similar discretion with respect to any prorated annual bonus granted in the event of Mr. Thurman’s termination. Mr. Thurman is also eligible to participate in any other incentive programs established by the Company for its senior level executives.

Benefits Provided Upon Termination of Employment; Benefits Provided Upon a Change in Control; Other Termination Provisions

See “Potential Payments upon Termination or Change-in-Control—Randy H. Thurman.”

Restricted Stock Unit Grant

In connection with the execution of the Thurman Employment Agreement, the Board of Directors of the Company granted Mr. Thurman a restricted stock unit to purchase 26,000 shares of the Company’s common stock that will vest on December 31, 2009 (the expiration of the initial term of the Thurman Employment Agreement) or, if earlier, upon Mr. Thurman’s death or disability or a change of control of the Company.

Employment Agreements with Messrs. Galvan, Pulwer and Cohen and Ms. Cross

Effective as of May 26, 2006, the Company entered into amended and restated employment agreements (the “May 2006 Employment Agreements”) with each of the following executive officers of the company: Martin P. Galvan, Executive Vice President, Chief Financial Officer and Director, Investor Relations; Edward Pulwer, then Executive Vice President and Group President, Respiratory Care; Arie Cohen, then Division President, Pulmonetic Systems, Inc.; and Lori J. Cross, Executive Vice President and Group President, NeuroCare. On September 26, 2006, Mr. Pulwer’s employment agreement was amended and restated. On November 15, 2006, Mr. Pulwer was promoted to Executive Vice President and Chief Operating Officer of the Company. In connection with this promotion, Mr. Pulwer’s employment agreement was further amended. Mr. Pulwer’s employment agreement, as amended, together with the May 2006 Employment Agreements, is referred to as the “Employment Agreements.”

The Employment Agreements set forth the basic terms of employment for each executive officer, including base salary, bonus and benefits to which each executive officer is entitled during the term of employment and in the event that employment is terminated for various reasons. Each executive officer’s annual base salary as defined in his or her respective Employment Agreement is as follows: Mr. Galvan: $320,000; Mr. Pulwer: $400,000 (effective as of November 13, 2006); Mr. Cohen: $320,000 (effective as of November 13, 2006); and Ms. Cross: $305,000. The Employment Agreements and the Retention Agreements are described in further detail below.

The Employment Agreements with Messrs. Galvan, Pulwer and Cohen and Ms. Cross provide for two-year terms and each term automatically renews for successive two-year terms unless written notice is given by either party at least 90 days prior to the expiration of the applicable term.

Under their Employment Agreements, Messrs. Galvan and Pulwer are each eligible for certain annual cash incentive bonuses and other benefits and shall each participate in (i) the Company’s annual cash incentive program with target bonus of 60% of his base salary for Messrs. Galvan and Pulwer, or such other higher amounts as may be determined by the Board, and (ii) any other incentive programs established by the Company for its senior level executives. The Board has similar discretion with respect to any prorated annual bonuses granted in the event of termination due to death, disability, termination by Messrs. Galvan or Pulwer for good reason or non-renewal of employment by the Company.

Under their Employment Agreements, Mr. Cohen and Ms. Cross shall each participate in (i) the Company’s management incentive plan with target bonuses of 50%, or such other amounts as may be determined by the Board or the appropriate committee or individual, and (ii) any other incentive programs established by the Company for its senior level executives.

Benefits Provided Upon Termination of Employment; Benefits Provided Upon a Change in Control; Other Termination Provisions

See “Potential Payments upon Termination or Change-in-Control.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 15, 2007 (except as indicated otherwise on the footnotes) certain information with respect to the beneficial ownership of shares of Common Stock (the only voting class of Company capital stock outstanding) (i) by each of the Named Executive Officers set forth in the Summary Compensation Table, (ii) by each director, (iii) by each person known to the Company to own beneficially more than five percent of its outstanding Common Stock, and (iv) by all executive officers and directors as a group.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)		Percent of Class Beneficially Owned(3)
Directors:
Randy H. Thurman	910,243	(5)	2.7
Ronald A. Ahrens	29,008	(6)	*
Sander A. Flaum	8,403	(7)	*
Kirk E. Gorman	10,978	(8)	*
Thomas W. Hofmann	2,870	(9)	*
Robert W. O’Leary	20,280	(10)	*
Fred B. Parks, Ph.D.	7,177	(11)	*
Rebecca W. Rimel(4)	—		*
Elliot J. Sussman, M.D.	3,186	(12)	*

Named Executive Officers:
Arie Cohen	98,607	(13)	*
Lori J. Cross	3,627	(14)	*
Martin P. Galvan	260,577	(15)	*
Edward Pulwer	89,375	(16)	*

All Directors and Officers as a Group (17 persons)	1,931,733	(17)	5.8

Holders of More Than 5% of Common Stock:
AXA Assurance I.A.R.D. Mutuelle	1,650,801	(18)	5.0
Barclays Global Investors	2,141,381	(19)	6.4
Capital Research and Management Company	2,392,300	(20)	7.2
Royce & Associates, LLC	2,466,800	(21)	7.4

*	Less than one percent (1%)

(1)	Except as otherwise indicated, the address of each person named in the table is: c/o VIASYS Healthcare Inc., 227 Washington Street, Suite 200, Conshohocken, Pennsylvania 19428.

(2)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days of March 15, 2007, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the person named in the table has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(3)	Percentage of class beneficially owned as of March 15, 2007.

(4)	On January 17, 2007, the Board of Directors appointed Rebecca W. Rimel as a director of the Company.

(5)	Includes options to purchase 879,326 shares of Common Stock.

(6)	Includes options to purchase 22,008 shares of Common Stock.

(7)	Includes options to purchase 4,269 shares of Common Stock.

(8)	Includes options to purchase 978 shares of Common Stock.

(9)	Includes options to purchase 2,870 shares of Common Stock.

(10)	On August 14, 2006, Mr. O’Leary passed away.

(11)	Includes options to purchase 7,177 shares of Common Stock.

(12)	Includes options to purchase 3,186 shares of Common Stock.

(13)	Includes options to purchase 94,995 shares of Common Stock.

(14)	On March 2, 2007, Ms. Cross, Executive Vice President and Group President, Neurocare, resigned from the Company, effective April 4, 2007.

(15)	Includes options to purchase 247,664 shares of Common Stock.

(16)	Includes options to purchase 82,830 shares of Common Stock.

(17)	Includes options to purchase 1,814,323 shares of Common Stock.

(18)	Based on a Schedule 13G, filed on February 13, 2007 with the SEC by AXA Assurances I.A.R.D. Mutuelle, AXA Assurance Vie Mutuelle, AXA Courtage Assurance Mutuelle (together with AXA Assurance I.A.R.D. Mutuelle and AXA Assurance Vie Mutuelle, the “Mutuelles AXA”), AXA and AXA Financial, Inc., with respect to beneficial ownership of 1,650,801 shares (i) Mutuelles AXA, as a group controlling AXA, (ii) AXA, as the parent holding company of AXA Konzern AG (Germany) (which has sole voting power and sole dispositive power with respect to 5,890 shares) and AXA Rosenberg Investment Management (which has sole voting power with respect to 708,465 shares and sole dispositive power with respect to 1,611,650 shares), and (iii) AXA Financial, Inc., as the parent holding company for AllianceBernstein (which has sole voting power with respect to 8,170 shares and sole dispositive power with respect to 31,970 shares), an investment advisor, and AXA Equitable Life Insurance Company (which has sole voting power and sole dispositive power with respect to 1,291 shares), an insurance company and an investment advisor, reported sole voting power with respect to 723,816 shares and sole dispositive power with respect to 1,650,801 shares. The principal business address of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle is 26 rue Drouot, 75009 Paris, France; the principal address of AXA is 25, avenue Matignon, 75008 Paris, France; the principal business address of AXA Financial, Inc. is 1290 Avenue of the Americas, New York, New York 10104.

(19)	Based on a Schedule 13G, filed on January 23, 2007 with the SEC by Barclays Global Investors, NA, Barclays Global Fund Advisors, Barclays Global Investors, Ltd, Barclays Global Investors Japan Trust and Banking Company Limited and Barclays Global Japan Limited, with respect to the beneficial ownership of 2,141,381 shares, of which these entities have sole voting power with respect to 1,990,951 shares and sole dispositive power with respect to 2,141,381 shares. Barclays Global Investors, NA, a bank, has sole voting power with respect to 1,003,735 shares and sole dispositive power with respect to 1,154,165 shares; Barclays Global Fund Advisors, an investment advisor, has sole voting power and sole dispositive power with respect to 966,351 shares; and Barclays Global Investors, Ltd, a bank, has sole voting power and sole dispositive power with respect to 20,865 shares. The principal business address of Barclays Global Investors, NA and Barclays Global Fund Advisors is 45 Fremont Street, San Francisco, CA 94105, the principal business address of Barclays Global Investors, Ltd is 1 Royal Mint court, London, England C3N 4HH, and the principal business address of Barclays Global Investors Japan Trust and Banking Company Limited and Barclays Global Investors Japan Limited is Ebisu Prime Square Tower 8th Floor, 1-1-30 Hiroo Shibuya-Ku, Tokyo 150-0012 Japan.

(20)	Based on a Schedule 13G, filed on February 12, 2007 with the SEC by Capital Research and Management Company, a registered investment advisor, with respect to beneficial ownership of 2,392,300 shares. Capital Research and Management Company has sole voting and sole dispositive power over these shares. The principal business address of Capital Research and Management Company, is 333 South Hope Street, Los Angeles, CA 90071.

(21)	Based on a Schedule 13G/A, filed on January 25, 2007 with the SEC by Royce & Associates, LLC, a registered investment advisor (“Royce”), with respect to beneficial ownership of 2,466,800 shares. Royce has sole voting and sole dispositive power over these shares. The principal business address of Royce is 1414 Avenue of the Americas, New York, New York 10019.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who own more than ten percent of Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock.

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company and representations of these persons that no other reports were required, during the year ended December 30, 2006, all of the Company’s directors, executive officers, and greater than ten percent stockholders complied with all Section 16(a) filing requirements.

RELATED TRANSACTIONS

The Company has no related party transactions. The Company’s Code of Conduct and Code of Business Conduct and Ethics for Directors, along with the Board’s application thereof, provide the guidelines for the review, approval or ratification of related person transactions. The policies apply to any transaction (1) in which the Company is a participant and any related person has a direct or indirect material interest and (2) that interferes with, or has the potential to interfere with, the interests or business of the Company or the individuals ability to carry out his or her responsibilities to the Company. The General Counsel, Chairman of the Nominating and Governance Committee and the Chairman of the Board are responsible for reviewing such transactions and determining if any such transaction warrants the consideration of the entire Board. The Company intends to approve only those related person transactions that are in, or are not inconsistent with, the best interests of the Company and its stockholders.

PROCEDURES FOR NOMINATING OR RECOMMENDING FOR

NOMINATION CANDIDATES FOR DIRECTOR

The Nominating and Governance Committee will consider director nominees recommended by stockholders who submit the following information in writing to the Secretary c/o VIASYS Healthcare Inc., 227 Washington Street, Suite 200, Conshohocken, Pennsylvania 19428 by no earlier than February 10, 2008 or later than March 11, 2008:

•	the candidate’s name, age, business address and, if known, residence address;

•	the candidate’s principal occupation or employment;

•	the class and number of shares of stock of the Company that are beneficially owned by the candidate; and

•	any other information concerning such person that must be disclosed as to nominees in proxy solicitations pursuant to Regulation l4A under the Securities Exchange Act of 1934, as amended.

The nominating stockholder must also include the following information:

•	their name and address, as they appear on the Company’s books;

•	the class and number of shares of stock of the Company that are owned, beneficially and of record, by such stockholder;

•

a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder; and

•	a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the person(s) named in the notice.

The nominating stockholder must also include the following information about the beneficial owner, if any, on whose behalf the nomination is being made:

•	such beneficial owner’s name and address;

•	the class and number of shares of stock of the Company that are beneficially owned by such beneficial owner; and

•

a description of all arrangements or understandings between such beneficial owner and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made.

In addition, to be effective, the stockholder’s notice must be accompanied by the written consent of the proposed nominee to serve as a director if elected. The Company may require any proposed nominee to furnish such other information as may reasonably be required to determine the eligibility of such proposed nominee to serve as a director of the Company.

ANNEX II

LAZARD FRÈRES & CO. LLC 30 ROCKEFELLER PLAZA NEW YORK, NY 10020 PHONE 212 • 632 • 6000 FAX 212 • 632 • 6060 www.lazard.com

May 11, 2007

The Board of Directors

Viasys Healthcare Inc.

227 Washington Street, Suite 200

Conshohocken, PA 19428

Dear Members of the Board:

We understand that Cardinal Health, Inc., an Ohio corporation (“Cardinal”), Eagle Merger Corp., a Delaware corporation and a wholly owned subsidiary of Cardinal (“Merger Sub”), and Viasys Healthcare Inc., a Delaware corporation (“Viasys”), propose to enter into an Agreement and Plan of Merger to be dated on or about the date hereof (the “Merger Agreement”), pursuant to which, among other things, (i) Merger Sub would commence a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.01 per share, of Viasys (“Viasys Common Stock”) for $42.75 per share, net to the seller in cash (the “Consideration”), and (ii) subsequent to the consummation of the Tender Offer, Merger Sub would be merged with and into Viasys in a merger (the “Merger”), in which each share of Viasys Common Stock not acquired in the Tender Offer, other than any shares of Viasys Common Stock owned by Cardinal, Merger Sub or Viasys immediately prior to the effective time of the Merger or any shares for which appraisal rights are perfected under Delaware law, shall be automatically converted into and become the right to receive the Consideration. To the extent that the Tender Offer is not completed within 45 days of the date of the Merger Agreement, the Consideration will be increased by an amount equal to $0.007027 per day multiplied by the number of days between the 45th day after the date of the Merger Agreement and the date of first acceptance of Viasys Common Stock in the Tender Offer. The Tender Offer and the Merger, taken together, are referred to as the “Transaction”. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion, as of the date hereof, as to the fairness, from a financial point of view, to the holders of shares of Viasys Common Stock (other than Cardinal and its affiliates) of the Consideration to be received by such holders in the Transaction pursuant to the terms and subject to the conditions in the Merger Agreement. In connection with this opinion, we have:

•	Reviewed the financial terms and conditions of the latest draft of the Merger Agreement;

•	Analyzed certain historical publicly available business and financial information relating to Viasys;

•	Reviewed various forecasts and other data provided to us by Viasys relating to its business;

•	Held discussions with certain members of the senior management, board of directors and other representatives and advisors of Viasys with respect to the business and prospects of Viasys;

•	Reviewed public information with respect to certain other companies whose operations we considered relevant in evaluating those of Viasys;

•	Reviewed, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction;

•	Reviewed the historical stock prices and trading volumes of Viasys Common Stock; and

•	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have relied upon the accuracy and completeness of the foregoing information. We have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of

II-1

any of the assets or liabilities of Viasys, or concerning the solvency or fair value of Viasys. With respect to financial forecasts and any other information and data relating to Viasys provided to us or otherwise reviewed or discussed with us, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Viasys as to the future financial performance of Viasys. We assume no responsibility for and express no view as to such financial forecasts and estimates or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Viasys Common Stock may trade at any time, including subsequent to the announcement of the Transaction.

In rendering our opinion, we have assumed, with your consent, that the final terms of the Merger Agreement will not vary materially from those set forth in the latest draft reviewed by us, and that the Transaction will be consummated on the terms described in the latest draft of the Merger Agreement reviewed by us, without any waiver or modification of any material terms or conditions, and that in the course of obtaining the necessary regulatory approvals for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Viasys or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Viasys has obtained such advice as it deemed necessary from qualified professionals.

Lazard Frères & Co. llc (“Lazard”) is acting as investment banker to Viasys in connection with the Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Transaction. In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly held in large part by managing directors of Lazard) may actively trade securities of Viasys or Cardinal for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Viasys in connection with its consideration of the Transaction and are not on behalf of, and are not intended to confer rights or remedies upon, Cardinal, any stockholder of Viasys or Cardinal or any other person. Our opinion does not address the merits of the underlying decision by Viasys to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to Viasys.

Our opinion is not intended to and does not constitute a recommendation to any holder of Viasys Common Stock as to whether such holder should tender any Viasys Common Stock pursuant to the Tender Offer or as to how such holder should vote at any stockholders’ meetings to be held in connection with the Transaction. It is understood that this letter may not be disclosed or otherwise referred to, in whole or in part, without our prior written consent, except as may otherwise be required by law or by a court of competent jurisdiction.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Viasys Common Stock pursuant to the Transaction is fair, from a financial point of view, to the holders of Viasys Common Stock (other than Cardinal and its affiliates).

Very truly yours,

LAZARD FRERES & CO. LLC

By
Name: Rajesh Alva
Title: Managing Director

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ANNEX III

THE GENERAL CORPORATION LAW

OF

THE STATE OF DELAWARE

SECTION 262 APPRAISAL RIGHTS. -

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise

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entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

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(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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